                                                    Filed Pursuant To Rule 424B4
                                                     Registration No. 333-30665



                               2,300,000 Shares

                                     LOGO


                                 Common Stock

     Prior to this offering (the "Offering") there has been no public market for the common stock ("Common Stock") of Audio Book Club, Inc. (the "Company") and there can be no assurance that such a market will develop or, if developed, that it will be sustained. See "Underwriting" with respect to the method used in determining the initial public offering price. The Common Stock has been approved for listing on the American Stock Exchange under the symbol "KLB."
                            ---------------------
The Securities offered hereby involve a high degree of risk and immediate substantial dilution. See "Risk Factors" commencing on page 7 and "Dilution" on page 16.
                            ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


================================================================================

                        Price        Underwriting      Proceeds
                         to         Discounts and         to
                       Public       Commissions(1)    Company(2)
--------------------------------------------------------------------------------
Per Share   ......   $     10.00      $      .80      $      9.20
--------------------------------------------------------------------------------
Total (3)   ......   $23,000,000      $1,840,000      $21,160,000

================================================================================

(1) The Company has agreed to pay to L.H. Friend, Weinress, Frankson & Presson, Inc. as representative (the "Representative") of the several underwriters (the "Underwriters") a nonaccountable expense allowance and to sell to the Representative, for nominal consideration, warrants (the "Representative's Warrants") to purchase up to 230,000 shares of Common Stock at an exercise price of $16.50 per share. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting the expenses of this Offering payable by the Company estimated at $1,192,500, which includes the Representative's nonaccountable expense allowance.

(3) A minority shareholder of the Company (the "Selling Shareholder") and the Company have granted to the Underwriters a 45-day option to purchase up to 110,000 and 235,000 additional shares of Common Stock, respectively, to cover over-allotments. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholder are estimated to be $26,450,000, $2,116,000, $23,322,000 and $1,012,000, respectively. The
    Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholder and the Selling Shareholder will pay to the Representative the underwriting discounts and commissions and nonaccountable expense allowance relating to the sale of such shares of Common Stock. See "Underwriting."
                            ---------------------
     The securities are being offered by the Underwriters, subject to prior sales when, as, and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by their counsel and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any order in whole or part. It is expected that delivery of the securities offered hereby will be made against payment at the offices of the Representative at 3333 Michelson Drive, Suite 650, in Irvine, California 92612, on or about October 27, 1997.
                             ---------------------
                L.H. Friend, Weinress, Frankson & Presson, Inc.


                The date of this Prospectus is October 22, 1997

                            ---------------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS, ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE, WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, Audio Book Club, Inc. is referred to as the "Company." Except as otherwise noted, all share and per share data and information in this Prospectus (i) gives retroactive effect to a 16,282-for-1 split of the Common Stock effected immediately prior to the date of this Prospectus and (ii) assumes no exercise of the Underwriters' over-allotment option. Investors should carefully consider the information set forth under the heading "Risk Factors." This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."



                                  The Company


     The Company is a direct marketer of audio books through Audio Book Club, a membership club which markets and sells audio books by mail order and via the Internet. As of June 30, 1997, Audio Book Club's total member file consisted of 219,222 names, compared to 154,653 and 64,398 names as of December 31, 1996 and 1995, respectively. The Company's total member file has increased by approximately 240% since January 1, 1996.


     Audio books are literary works or other printed materials read by the author, a reader or a celebrity actor or an ensemble of readers or actors and recorded primarily on audio cassette. Most hardcover books printed today are released simultaneously as audio books and audio book versions of other popular books are released from time to time, in either an author-approved abridged version or an unabridged version. Audio books are available in all genre categories, including fiction, non-fiction, mystery, suspense, biography, fantasy and science fiction, romance, spiritual, religion, humor, children's, business, self-improvement and motivational.


     The Company believes that consumers of audio books include those who purchase printed books, as well as those who do not have time to read, as they can be listened to while engaging in other activities, such as driving, walking or exercising, and can be used by consumers who have difficulty reading. The Company also believes that audio books offer exceptional entertainment value because they can be enjoyed while relaxing at home in the same manner that a person would watch television or listen to the radio.


     Audio books were first introduced in 1985 and, according to the Audio Publishers Association (the "APA"), sales of audio books increased to approximately $1.5 billion in 1995 from industry estimated sales of $250 million in 1988. According to a study conducted by the APA in 1995, approximately 11.3 million American households listen to audio books. Bookstores, however, typically devote limited shelf space to audio books and carry only a limited number of the 68,000 or more published audio book titles. The Company believes that it is positioned to capitalize on opportunities in the emerging and expanding markets for audio books because of its early entrance into, and knowledge of, the audio book club industry, established membership base and Internet web site, knowledge of and expertise in utilizing mailing lists to target direct mail campaigns, selection of available audio book titles, established relationships with major audio book publishers and emphasis on providing friendly, efficient customer service.


     Since its inception, the Company has engaged in an aggressive membership recruitment program to establish a core Audio Book Club member base and continually expand such member base. The Company has acquired Audio Book Club members primarily through direct mailings of member solicitation packages, online computer service and Internet advertising, advertisements in magazines, newspapers and other publications and package insert programs. In March 1995, the Company established an Internet web site which offers visitors to the web site the opportunity to join Audio Book Club, execute club transactions online (if a member), utilize the site's search engine to locate any of the site's audio book selections and sample audio clips of many of the site's selections. The Company believes that it offers one of the most comprehensive libraries of audio book titles, as members may order virtually any of the 68,000 published titles in existence through the Company's Internet web site or "special order" service.

     Audio Book Club entices prospective members to join the club by typically offering four audio books at a low introductory price ($.99 or less) and obtaining the members' commitment to purchase a minimum number of additional audio books (typically four) at Audio Book Club's regular prices. Audio Book Club members receive approximately 17 member mailings each year, which include high-quality, full color catalogs and other inserts which highlight special titles or offers. Audio Book Club member mailings offer approximately 500 titles, including a "featured selection" which is usually one of the most popular titles at the time of mailing; "alternate selections" which are best selling and other current popular titles; and "backlist selections" which are long-standing titles that have continuously sold well. Audio Book Club operates as a negative option mail order club, as members automatically receive the featured selection, unless the member indicates a different selection or selects not to order that audio book at such time.

     The Company's strategy is to establish Audio Book Club as the largest and most convenient supplier of audio books by mail and via the Internet. Key elements of the Company's strategy include:


  o Expand Member Base. The Company believes that it has established a core Audio Book Club member base which it intends to continue to expand, primarily through direct mail campaigns and increased Internet web site and online computer service marketing and advertising.

  o Optimize Member Acquisition Marketing Activities. The Company intends to continue to analyze its database of results obtained from direct mail campaigns and from print and other advertising, as well as Internet marketing, to increase response rates and reduce per member acquisition costs.

  o Maximize Per Member Revenues. The Company intends to continue to analyze the purchasing habits of its members to maximize sales and extend membership lifecycles, including by targeting members with subject-specific interests.

  o Cost Containment. The Company continuously seeks to reduce its costs of doing business, including the costs associated with member acquisition, catalog mailings and products.

  o International Expansion. The Company's long-term objectives include expanding Audio Book Club internationally into English-speaking countries such as Canada and the United Kingdom, as well as into other countries with large English-speaking populations.

     Since inception, the Company has incurred significant losses in connection with establishing and expanding Audio Book Club's core member base. As a result of the expanded member base, the Company's net sales increased approximately 112.5% for the year ended December 31, 1996 as compared to the prior year and approximately 56.2% for the six months ended June 30, 1997 as compared to the prior comparable period. During the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, the Company incurred losses of $3,396,383, $6,461,269 and $1,167,878, respectively, and had an accumulated deficit of $12,720,955 at June 30, 1997. The Company expects to incur significant expenditures in connection with its expansion strategy (including costs associated with new member recruitment advertising, member retention programs and expansion and maintenance of its Interet web site) which will result in losses until such time as the Company is able to further increase its membership base revenue and generate sufficient secondary sources of revenue to support its operations. There can be no assurance that the Company's current business strategy will enable it to achieve profitable operations.

     The Company was founded by Norton Herrick who, through his wholly-owned affiliates, has owned and managed income producing properties, including office buildings, shopping centers and multi-family apartment complexes, and has completed transactions with respect to approximately 250 income producing properties valued at an aggregate of approximately $2 billion. The Company was incorporated under the laws of the State of Florida in August 1993. The Company's principal executive offices are located at 2295 Corporate Boulevard, N.W., Suite 222, Boca Raton, Florida 33431 and its telephone number is (561)

241-1426. The Company also has executive offices located at 20 Community Place, Morristown, New Jersey 07960. The Company's Internet web site is located at http://www.audiobookclub.com. Information contained in the Company's web site shall not be deemed to be part of this Prospectus.


                                 The Offering
Common Stock offered by the
 Company  ...............     2,300,000 shares(1)
Common Stock to be outstanding
 after this Offering  ...     6,153,920 shares(1)(2)
Use of proceeds .........     For the repayment of indebtedness; membership
                              recruitment advertising; Internet web site
                              marketing and development; and the balance for
                              working capital and general corporate purposes.
                              See "Use of Proceeds."
AMEX symbol  ............   "KLB"
------------
(1) Assumes no exercise of the Representative's over-allotment option. See "Underwriting."

(2) Includes 597,520 shares of Common Stock to be issued immediately prior to the consummation of this Offering upon the conversion of certain outstanding indebtedness. Does not include: (i) 750,000 shares of Common Stock reserved for issuance upon exercise of options available for grant under the Company's 1997 Stock Option Plan (the "Option Plan"), including 50,000 shares of Common Stock reserved for issuance upon exercise of options granted under the Option Plan and (ii) 230,000 shares of Common Stock reserved for issuance upon exercise of the Representative's Warrants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management -- 1997 Stock Option Plan," "Description of Securities" and "Certain Transactions."

                         Summary Financial Information

     The summary financial information presented below under the captions "Summary Statement of Operations Data" and "Summary Balance Sheet Data" as of December 31, 1996 and for the years ended December 31, 1994, 1995 and 1996, are derived from the financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements as of December 31, 1996 and for each of the years in the two year period ended December 31, 1996, and the report thereon, are included elsewhere in this Prospectus.

     The unaudited summary financial information presented below under the captions "Summary Statement of Operations Data" and "Summary Balance Sheet Data" as of June 30, 1997 and for the six months ended June 30, 1996 and 1997, are derived from the unaudited financial statements of the Company, to which KPMG Peat Marwick LLP has reported that it has applied limited procedures in accordance with professional standards for a review of such information. The unaudited financial statements as of June 30, 1997, and for the six month periods ended June 30, 1996 and 1997, and the review report thereon, are included elsewhere in this Prospectus.

Summary Statement of Operations Data:


                                                          Years Ended                                Six Months
                                                          December 31,                             Ended June 30,
                                        ------------------------------------------------  --------------------------------
                                             1994            1995             1996             1996             1997
                                        --------------  ---------------  ---------------  ---------------  ---------------
                                                                                                    (Unaudited)
Gross sales   ........................  $   337,347      $  3,406,395     $  8,343,304     $  4,224,659     $  6,499,331
Returns, discounts and allowances ....       87,762           770,980        2,743,221          965,201        1,409,289
Net sales  ...........................      249,585         2,635,415        5,600,083        3,259,458        5,090,042
Gross profit (loss)    ...............     (138,426)          489,517        1,272,739          931,234        2,279,494
Net loss   ...........................   (1,597,800)       (3,396,383)      (6,461,269)      (2,495,519)      (1,167,878)
Pro forma net loss per share(1)    ...                                           (1.68)                             (.30)
Pro forma weighted average num-
  ber of shares outstanding(2)                                               3,853,920                         3,853,920
Other Data:
Total member file(3)   ...............       12,072            64,398          154,653          120,713          219,222

Summary Balance Sheet Data:



                                                   As of
                                             December 31, 1996               As of June 30, 1997 (Unaudited)
                                            -------------------   ------------------------------------------------------
                                                                       Actual         Pro Forma(2)     As Adjusted(2)(4)
                                                                  ----------------   --------------   ------------------
Working capital (deficit) ...............     $     139,145        $  (5,583,356)    $(3,383,356)            $13,609,144
Total assets  ...........................         1,800,089            3,380,271       3,380,271              14,279,438
Total liabilities   .....................        13,121,641           15,622,875       9,647,675                 647,675
Shareholders' equity (deficiency)  ......       (11,321,552)         (12,242,604)     (6,267,404)             13,631,763

------------
(1) Based on pro forma weighted average number of shares outstanding.
(2) Gives effect to (i) the issuance of 597,520 shares of Common Stock immediately prior to the consummation of this Offering to N. Herrick Irrevocable ABC Trust of which Norton Herrick, Chairman of the Board and Chief Executive Officer of the Company, is the sole beneficiary and Howard Herrick, Executive Vice President and a director of the Company, is the sole trustee, upon conversion of $5,975,200 of indebtedness and (ii) the incurrence of an additional $2,200,000 net amount of long-term indebtedness in August and September 1997, the proceeds of which are being used to pay accounts payable (the "Pro Forma Adjustments"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions."
(3) Consists of all members acquired by the Company, including active and inactive members. See "Business -- Audio Book Club -- Members."
(4) Gives effect to the sale of the 2,300,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom, including the repayment of approximately $9,060,000 of indebtedness (including accrued interest thereon). See "Use of Proceeds."

                                 RISK FACTORS

     An investment in the securities offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the securities offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause or contribute to such difference include, but are not limited to, those discussed below, as well as those discussed in this Prospectus.

     Limited Operating History; Significant and Increasing Losses. The Company commenced operations of Audio Book Club in January 1994 and undertook its first direct mail campaign in August 1994. Accordingly, the Company has a limited operating history upon which an evaluation of its prospects and future performance can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the operation and expansion of a new business in an evolving industry characterized by intense competition. Since inception, primarily in connection with establishing a member base, the Company has incurred significant losses, including losses of $3,396,383, $6,461,269 and $1,167,878 during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively, and had an accumulated deficit of $12,720,955 at June 30, 1997. The Company anticipates that it will incur a loss during the current fiscal year. The Company expects to incur significant expenditures in connection with its expansion strategy (including costs associated with new member recruitment advertising and expansion and maintenance of its Internet web site) which will result in losses until such time as the Company is able to further increase its membership base revenue and generate sufficient secondary sources of revenue to support its operations. There can be no assurance that the Company's current business strategy will enable it to achieve profitable operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Financial Statements.

     Significant Capital Requirements; Dependence on Offering Proceeds to Implement Business Plan; Possible Need for Additional Financing. The Company's capital requirements have been and will continue to be significant due to, among other things, costs associated with direct mail campaigns, other new member recruitment advertising, member retention programs and building, expanding and maintaining an Internet web site. The Company's cash requirements have exceeded cash flow from operations and, at June 30, 1997, the Company had a working capital deficit of $5,583,356. As a result, the Company has been substantially dependent upon loans from its shareholders (in the aggregate amount of $12,775,200 since inception) to establish Audio Book Club's member base and to finance its operations, including its working capital requirements. The Company is dependent upon the proceeds of this Offering to implement its business plan and finance its working capital requirements. Based on the Company's currently proposed plans and assumptions relating to the implementation of its business plan (including the timing and success of its direct marketing and other membership recruitment advertising, as well as the availability and terms of attractive acquisition opportunities), the Company anticipates that the net proceeds of this Offering will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this Offering. In the event that the Company's plans change or its assumptions prove to be inaccurate (due to unanticipated expenses, difficulties, delays or otherwise) or the proceeds of this Offering otherwise prove to be insufficient to fund the implementation of the Company's business plan and working capital requirements, the Company could be required to seek additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing and, following the consummation of this Offering, it is not anticipated that existing shareholders will provide any portion of the Company's future financing requirements. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, including the curtailment of its member recruitment activities. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

     Proposed Expansion; Risks Relating to Possible Expansion or
Acquisitions. The Company intends to actively pursue a strategy of continued growth. The Company's proposed expansion will be dependent on, among other factors, the success of the Company's member recruitment advertising; consumer acceptance of new products; and the Company's ability to identify suitable acquisition candidates and integrate any acquired business into its operations, hire and retain skilled management, marketing, industry, customer service and other personnel and successfully manage growth (including monitoring operations, cutting costs and maintaining effective quality and service controls). The Company may seek to expand its operations by acquiring companies in businesses which the Company believes will complement or enhance its business. While the Company has from time to time evaluated possible acquisition opportunities, as of the date of this Prospectus, the Company is not a party to any agreement, commitment, arrangement or understanding with respect to any acquisition. The Company has not established any minimum criteria for any acquisition and Management will have complete discretion in determining the terms of any such acquisition. Consequently, there is no basis for the investors in this Offering to evaluate the specific merits or risks of any potential acquisitions that the Company may undertake. There can be no assurance that the Company will be able to ultimately effect any acquisition or successfully integrate any acquired business into its operations. Under Florida law, various forms of business combinations can be effected without shareholder approval and, accordingly, investors in this Offering will, in all likelihood, neither receive nor otherwise have the opportunity to evaluate any financial or other information which may be made available to the Company in connection with any acquisition and must rely entirely on the ability of Management in selecting, structuring and consummating acquisitions that are consistent with the Company's business plan. Moreover, the Company may issue equity securities in connection with an acquisition which would result in dilution to the Company's then-existing shareholders. There can be no assurance that the Company will be able to successfully expand its operations. See "Use of Proceeds" and "Business -- Strategy."

     Risks Relating to Member Recruitment Strategy. The Company's member recruitment advertising efforts have been and will continue to consist primarily of direct mail campaigns. The success of direct mail campaigns is subject to a high degree of risk and uncertainties, including the ability to target the type of persons which the Company believes are likely to join Audio Book Club. Although the Company has experience utilizing mailing lists to efficiently target the Company's direct mail campaigns and the Company intends to increase the number of prospective members to which member solicitation packages will be mailed, there can be no assurance that the Company will achieve improved response rates or be able to reduce its per member acquisition costs. There also can be no assurance that the Company's member recruitment efforts will result in a substantially increased membership base. See "Business -- Strategy" and "-- Membership Acquisition."

     Niche Market; Changing Consumer Preferences. Although audio books have been marketed to the public for approximately 12 years and the market for audio books has expanded rapidly, the market for audio books is still evolving and is currently a niche market. The sale of audio books through mail order clubs is an emerging retail concept. As is typically the case for products in an evolving industry, the ultimate level of demand and market acceptance for audio books is subject to a high degree of uncertainty. There can be no assurance that the market for audio books will continue to grow at the current rate or that growth trends will not be reversed. A decline in the popularity of audio books generally could adversely affect the Company's business and prospects. The audio book market is characterized by continuous introductions of new titles and is subject to changing consumer preferences, which may adversely affect the Company's ability to plan for catalog offerings, anticipate order lead time and accurately assess inventory requirements. While the Company evaluates many factors to anticipate the popularity and life cycle of selected titles, the ultimate level of demand for specific audio book titles is subject to a high level of uncertainty. Moreover, sales of a specific audio book title typically decline rapidly after the first few months of release. Any unanticipated decline in popularity of selected titles could result in excess inventory or require the Company to sell such inventory at a reduced price. The Company's success will be largely dependent upon its ability to anticipate and respond to these and other factors affecting the industry, such as economic factors affecting discretionary consumer spending, changes in consumer demographics and the availability of other forms of entertainment. Failure to respond to such factors in a timely manner could have an adverse affect on the Company's operating results. See "Business -- Audio Book Industry Overview."

     Benefits to Related Parties. The Company intends to use approximately $9,060,000 of the proceeds of this Offering to repay indebtedness owed to Bank of America National Trust and Savings Association (the "Bank"). Effective only upon failure by the Company to repay indebtedness owed to the Bank at maturity, Norton Herrick provided to the Bank a guarantee of the Company's payment obligations under the $6,000,000 loan from the Bank and an additional $3,000,000 of working capital loans from the Bank, and the shares of Common Stock held by N. Herrick Irrevocable ABC Trust (of which Norton Herrick is the sole beneficiary and Howard Herrick is the sole trustee) (the "N. Herrick Trust") were pledged to the Bank to secure the Company's obligations under the $6,000,000 loan. Accordingly, Mr. Herrick will receive a benefit as a result of the elimination of his liability exposure and the release of the shares pledged as security to the Bank. Upon the consummation of this Offering, the Company will issue to the N. Herrick Trust 597,520 shares of Common Stock upon the conversion of $5,975,200 of outstanding indebtedness. In addition, to the extent cash flow is insufficient for such purpose, the Company will use a portion of the proceeds allocated to working capital to pay the salaries of its executive officers (including Norton Herrick, Michael Herrick and Howard Herrick), estimated to aggregate approximately $490,000 over the twelve months following consummation of this Offering. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Management -- Employment Agreements" and "Certain Transactions."


     Dependence on Third-Party Service Providers. The Company has entered into a two-year agreement with National Fulfillment Services, Inc. ("NFS") to provide order processing, billing and data processing services to the Company and perform customer service functions, as well as a two-year agreement with R.R. Donnelly & Sons Company ("Donnelly") to provide warehousing and distribution services for the Company. The Company is dependent upon NFS and Donnelly to process and deliver orders on a timely basis and upon NFS to provide friendly, efficient customer service and to timely process and collect and accurately report customer payments to avoid delays in collection. Failure by either of such service providers to perform its services in accordance with the Company's requirements could result in adverse member perception of Audio Book Club or delay collections of receivables, either of which could have a material adverse effect on the Company. Although the Company believes that its relationship with NFS and Donnelly are satisfactory and that alternate sources for such services are readily available, the unavailability or interruption of services from either of such providers would result in a material interruption of the Company's operations. See "Business -- Fulfillment, Warehousing and Distribution."


     Risks Relating to Operation of a Web Site and Advertising on the Internet and Online Computer Services. Key elements of the Company's business plan are to expand its Internet web site and increase Internet and online computer service advertising. Accordingly, the satisfactory performance, reliability and availability of the Company's web site, transaction-processing systems and network infrastructure are critical to the Company's reputation and its ability to attract visitors to its web site and maintain adequate customer service levels. Because the Company anticipates that revenues will become partially dependent on the number of visitors who shop on its web site and the volume of orders it fulfills, any system interruptions that result in the unavailability of the Company's web site or reduced order fulfillment performance would reduce the volume of audio books sold and could adversely affect consumer perception of Audio Book Club and the Company's web site, either of which could have a material adverse effect on the Company. Rapid growth in the use of and interest in the Internet and online computer services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and online computer services as a medium of commerce. See "Business -- Strategy" and "-- Member Acquisition."


     Member Attrition. The Company's operating results are and will continue to be significantly affected by member attrition. Once a member has satisfied his or her commitment to purchase four audio books at regular prices, the member has no further commitment to the club. Moreover, the Company incurs significant upfront expenditures in connection with acquiring new members, including the costs associated with member recruitment advertising and mailings of member welcome packages, as well as the costs of supplying the audio books ordered at Audio Book Club's low introductory price (which is significantly below the Company's cost). A member may not honor his or her commitment or membership may be terminated by the Company for several reasons, including failure to pay for purchases or excessive returns or cancelled orders. The member attrition rate for mail order clubs is typically high and, the Company believes that Audio Book Club's member attrition rate has been typical of the negative option mail order industry. Any significant increase in member attrition could have a material adverse effect on the Company. There can be no assurance that the Company will be able to recoup its costs associated with new members. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Dependence Upon Supply of Audio Books. The Company is dependent upon the continued supply of audio books to offer to Audio Book Club members through its catalogs and over the Internet. Many of the Company's license agreements with audio book publishers are short-term, non-exclusive agreements, typically one or two years in length, and certain of such agreements expire over the next several months, unless renewed. To the extent that audio book publishers seek to offer selected titles on an exclusive basis (for mail order businesses, clubs or otherwise), the Company anticipates that it will be required to bid for the rights to such titles which could significantly increase the cost to obtain the rights to any such titles. Moreover, if the Company is unsuccessful in bidding for any such title, Audio Book Club could be unable to offer such title to its members. The Company's success will be dependent upon its ability to renew existing license and supply arrangements with respect to audio book publishers' libraries and to enter into additional arrangements for the supply of new audio book titles. Failure to obtain the rights to audio book libraries or selected audio book titles, on commercially reasonable terms, or at all, could have a material adverse effect on the Company's business and prospects. See "Business -- Audio Book Supply."


     Competition. The audio book and mail order club industries are intensely competitive and highly fragmented. The Company competes with existing audio book clubs for prospective members. The Company is currently aware of two other negative option audio book clubs. The Company also competes with all other outlets through which audio books are offered, including bookstores, audio bookstores (which primarily rent and, to a lesser extent, sell only audio books), retail establishments such as supermarkets, convenience stores, video rental stores and wholesale clubs (e.g. Costco), and mail order companies which offer audio books for rental and sale through their catalogs. Some of these competitors are well-established companies which have greater financial, marketing, distribution, personnel and other resources than the Company, with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for audio books. In addition, the Company competes with mail order clubs and catalogs and other direct marketers that offer products with similar entertainment value as audio books, such as music cassettes and compact discs, printed books and videos, for discretionary consumer spending. Moreover, since the audio book club industry does not have any substantial barriers to competition, other marketers of audio books may seek to establish audio book clubs and operators of other clubs may seek to expand their product line by adding audio books. Any increase in competition could result in increased price competition. There can be no assurance that the Company will be able to compete successfully. See "Business -- Competition."


     Product Returns. The book and mail order club industries generally, and the audio book industry specifically, have historically experienced high product return rates. The Company's policy is to accept promptly made returns of damaged products and, in order to maintain favorable customer relations, the Company generally accepts returns of unopened products. At the time a member orders an audio book, the Company establishes a reserve for future returns based upon historical return rates and an evaluation of current return trends. The Company has recently experienced a product return rate of approximately 22.0%. Product returns which significantly exceed the Company's reserves would adversely affect the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Audio Book Club -- Customer Service."


     Collection and Credit Risks. The Company is subject to all of the risks associated with selling products on credit, including, delays in collection or uncollectibility of accounts receivable. The Company's accounts receivable (less allowances for sales returns and doubtful accounts) have historically increased from period to period and are expected to increase as a result of the anticipated expansion of Audio Book Club's membership base. As of June 30, 1997, the Company's allowances for sales returns and doubtful accounts were $643,718, which the Company believes is currently adequate for the size and nature of its receivables. Nevertheless, delays in collection or uncollectibility of accounts receivable could have a material adverse effect on the Company's liquidity and working capital position and could require the Company to increase its allowance for doubtful accounts. Furthermore, as the Company seeks to expand Audio Book Club's membership base, the Company will be required to continually evaluate and assess the credit worthiness of new members. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Costs of Postage and Shipping. Postage and shipping are significant expenses in the operation of the Company's business. As is customary in the mail order industry, the Company passes on the costs of order fulfillment directly to the member but does not directly pass on the costs of its member mailings and member solicitation packages. During the year ended December 31, 1996, the Company incurred approximately $2,055,000 on postage expenses, of which approximately 73.9% was attributable to such member mailings and member solicitation packages. Any unanticipated increase in postal rates will have an adverse effect on the Company's operating results to the extent that the Company is unable to offset such increases by raising its prices or by implementing more efficient mailing, delivery and order fulfillment methods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Uncertainty of Protection of Proprietary Information. The Company believes that its service marks have significant value and are important to the marketing of Audio Book Club. There can be no assurance, however, that the Company's marks do not or will not violate the proprietary rights of others or that the Company's marks would be upheld, or that the Company would not be prevented from using its marks, if challenged, any of which could have an adverse effect on the Company. In addition, the Company relies on trade secrets and proprietary know-how, and employs various methods, to protect its ideas, concepts and membership database. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop similar know-how or obtain access to the Company's know-how, ideas, concepts and membership database. Although the Company typically obtains confidentiality agreements with its executive officers, employees, list managers and appropriate consultants and service suppliers, there can be no assurance that such agreements will be obtained or, if obtained will adequately protect the Company's trade secrets. In the event competitors independently develop or otherwise obtain access to the Company's know-how, concepts, trade secrets or membership database, the Company may be adversely affected. See "Business -- Trademarks and Other Intellectual Property."


     Fluctuations in Operating Results. The Company's operating results vary from period to period as a result of purchasing patterns of members, the timing, cost, magnitude and success of direct mail campaigns and other member recruitment advertising, member attrition, timing and popularity of new audio book releases and product returns. Unanticipated events, including delays in securing adequate supply of popular audio book titles at the time of peak sales, delays in direct mailing or significant decreases in sales, particularly during peak sales periods, could result in losses which would not be easily reversed before the following year. There can be no assurance that the foregoing will not result in significant fluctuations in operating results in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Fluctuations."


     Dependence Upon Key Personnel. The success of the Company will be largely dependent upon the efforts of Norton Herrick, Chairman of the Board and Chief Executive Officer of the Company, and Michael Herrick, Chief Operating Officer and Vice Chairman of the Board of the Company. Although the Company has entered into employment agreements with each of such officers, the loss of the services of either such officer or other key personnel would have a material adverse effect on the Company's business and prospects. The Company does not maintain keyman insurance on the lives of Norton Herrick, Michael Herrick or any other officer of the Company. The success of the Company will also be dependent on its ability to attract and retain experienced management and industry personnel. The Company faces considerable competition from other mail order clubs and direct marketing companies for such personnel, many of which have significantly greater resources than the Company. There can be no assurance that the Company will be able to attract and retain such personnel and the inability to do so could have a material adverse effect on the Company. See "Management."


     Certain Relationships with Affiliates; Conflicts of Interest. The Company has from time to time relied on and benefitted from its relationships with certain affiliates. The Company has received loans from Norton Herrick, Michael Herrick and Howard Herrick directly and indirectly, in aggregate amounts of $11,975,200, $400,000 and $400,000, respectively. In addition, the Company shares office space with entities affiliated with officers of the Company and has relied on entities affiliated with Norton Herrick for the provision of certain accounting, administrative and general office services and to obtain general business insurance. Norton Herrick is actively involved in the management and operation of several business and is only required to devote as much time to the Company's business and affairs as he deems necessary to perform his duties. Accordingly, Mr. Herrick may have a conflict of interest in the allocation of his business time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management" and "Certain Transactions."

     Control by The Herrick Family. Upon the consummation of this Offering, Norton Herrick, Michael Herrick and Howard Herrick will, in the aggregate, beneficially own approximately 60.0% of the outstanding Common Stock of the Company. Accordingly, such persons will be able to control the Company and generally direct the Company's affairs, including electing a majority of the Company's directors and causing an increase in the Company's authorized capital or the dissolution, merger, or sale of the Company or substantially all of its assets. See "Principal Shareholders."

     Broad Discretion in Application of Proceeds. Approximately $4,807,500 (24.1%) of the estimated aggregate net proceeds from this Offering has been allocated to the Company's working capital and general corporate purposes. Accordingly, the Company will have broad discretion as to the application of such proceeds. See "Use of Proceeds."

     Classified Board of Directors; Possible Adverse Effects of Authorization of Preferred Stock. The Company's By-laws divide the Board of Directors into three classes, serving staggered three-year terms. The staggered Board of Directors may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company. In addition, the Company's Articles of Incorporation authorize the Company's Board of Directors to issue up to 5,000,000 shares of "blank check" preferred stock (the "Preferred Stock") without shareholder approval, in one or more series and to fix the dividend rights, terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges, and restrictions applicable to each new series of Preferred Stock. The issuance of shares of Preferred Stock in the future could, among other results, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, could make it difficult for a third party to gain control of the Company, prevent or substantially delay a change in control, discourage bids for the Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock. Although the Company has no current plans to issue any shares of Preferred Stock or designate new series of Preferred Stock, there can be no assurance that the Board will not decide to do so in the future. See "Management" and "Description of Securities -- Capital Stock -- Preferred Stock."

     No Dividends. The Company has never paid any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain all earnings for use in connection with the expansion of its business and for general corporate purposes. The declaration and payment of future dividends, if any, will be at the sole discretion of the Company's Board of Directors and will depend upon the Company's profitability, financial condition, cash requirements, future prospects, and other factors deemed relevant by the Board of Directors. See "Dividend Policy" and "Description of Securities -- Capital Stock."

     Limitation of Liability of Directors and Officers. The Company's Articles of Incorporation include provisions to eliminate, to the full extent permitted by Florida Business Corporation Act (the "Florida Act") as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Articles of Incorporation also include provisions to the effect that the Company shall, to the maximum extent permitted from time to time under the law of the State of Florida, indemnify, and upon request shall advance expenses to any director or officer to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. See "Management -- Exculpatory Provisions and Indemnification Matters."


     Dilution. This Offering involves an immediate and substantial dilution of $7.78 per share (or 77.8%) between the adjusted net tangible book value per share of Common Stock after this Offering and the initial public offering price per share of Common Stock in this Offering. See "Dilution."

     Shares Eligible for Future Sale. Upon consummation of this Offering, the Company will have 6,153,920 shares of Common Stock outstanding, of which the 2,300,000 shares of Common Stock offered hereby will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 3,853,920 shares of Common Stock outstanding are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act and 3,093,580 of such restricted shares will become eligible for sale, under Rule 144, commencing 90 days following the date of this Prospectus, subject to the contractual restrictions described forth below. All of the Company's current officers, directors and security holders have agreed with the Representative not to sell any securities of the Company for a period of 13 months from the date of this Prospectus without the Representative's prior written consent. The Company has granted certain demand and "piggy-back" registration rights to the Representative with respect to the shares of Common Stock issuable upon exercise of the Representative's Warrants. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

     No Assurance of Public Market; Arbitrary Determination of Offering Prices; Possible Volatility of Market Price of Common Stock. Prior to this Offering, there has been no public trading market for the Common Stock. There can be no assurance that a regular trading market for the Common Stock will develop after this Offering or that, if developed, will be sustained. Moreover, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the Underwriters and, as such, is arbitrary in that it does not necessarily bear any relationship to the assets, book value or potential earnings of the Company or any other recognized criteria of value and may not be indicative of the prices that may prevail in the public market. The market price of the Common Stock following this Offering may be highly volatile, as has been the case with the securities of other emerging companies. Factors such as the Company's operating results, announcements by the Company or its competitors and various factors affecting the audio book industry generally may have a significant impact on the market price of the Common Stock. In addition, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations which have not necessarily been related to the operating performance of such companies. See "Underwriting."

     Continuing Influence of the Underwriters on the Company. The Company has agreed that, if it is requested to do so by the Representative, it will use its best efforts, for a period of three years from the date of this Prospectus, to elect a designee of the Representative as a director of the Company, or, at the Representative's option, as a non-voting advisor to the Company's Board of Directors. Additionally, the Company will have certain other ongoing contractual obligations to the Representative and the other Underwriters following the consummation of this Offering and the Company has granted to the Representative the Representative's Warrants to purchase up to 230,000 shares of Common Stock. As a result, the Underwriters may have a continuing influence on the Company. See "Underwriting."

     Limited Experience of the Representative. Although the Representative has co-managed over fifty public offerings, it has not served as the sole managing underwriter of a public offering. However, the senior officer of the Representative overseeing this Offering has served as the lead investment banker for more than one hundred registered public offerings over the last twenty five years. There can be no assurance that the Representative's lack of public offering experience will not affect the proposed public offering of Common Stock and subsequent development of a trading market, if any. See "Underwriting."

     Possible Delisting of Securities from the American Stock Exchange; Risks Relating to Penny Stocks. The Company's Common Stock will be listed on The American Stock Exchange ("AMEX") upon the completion of this Offering. In order to continue to be listed on AMEX, however, the Company must maintain shareholders' equity of $2,000,000 if the Company has had losses in two of its three most recent years (or $4,000,000 if the Company has had losses in its three most recent years). In addition, continued inclusion requires the market value of the public float to be at least $1,000,000. The failure to meet these maintenance criteria in the future may result in the delisting of the Company's securities from AMEX, and, inasmuch as the Company would under such circumstances not qualify for initial inclusion in the Nasdaq SmallCap Market, trading, if any, in the Company's securities would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.


     Although the Company anticipates that its securities will be listed for trading on AMEX, if the Common Stock were to become delisted from trading on AMEX and the trading price of the Common Stock were to fall below $5.00 per share on the date the Company's securities were delisted, trading in such securities would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any equity security that is not listed on AMEX, another national security exchange or The Nasdaq Stock Market, Inc. and has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's securities, which could severely limit the market price and liquidity of such securities and the ability of purchasers in this offering to sell their securities of the Company in the secondary market.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 2,300,000 shares of Common Stock offered hereby are estimated to be $19,967,500 ($22,064,875, if the Underwriters' over-allotment option is exercised in full). The Company intends to apply the net proceeds approximately as follows:



                                                                               Approximate
                                                              Approximate      Percentage of
Application of Proceeds                                      Dollar Amount     Dollar Amount
-----------------------                                     ---------------   --------------
Repayment of indebtedness(1)  ...........................     $ 9,060,000          45.4%
Membership recruitment advertising(2)  ..................       4,600,000          23.0
Internet web site marketing and development(3)  .........       1,500,000           7.5
Working capital and general corporate purposes(4)  ......       4,807,500          24.1
                                                              ------------       ------
   Total ................................................     $19,967,500         100.0%
                                                              ============       ======

------------
(1) Represents the repayment of $9,000,000 aggregate principal amount of loans from Bank of America National Trust and Savings Association (the "Bank"), plus accrued interest thereon. The loans bear interest at the Bank's reference rate from time to time (8 1/2% as of September 1, 1997) minus 1/2%. The $6,000,000 loan is due May 7, 1998 and the $3,000,000 working capital loans are due October 31, 1998. The Company used the proceeds of the Bank loan to repay a portion of its outstanding indebtedness to N. Herrick Irrevocable ABC Trust of which Norton Herrick, Chairman of the Board and Chief Executive Officer of the Company, is the sole beneficiary and Howard Herrick, Executive Vice President and a director of the Company, is the sole trustee. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions."

(2) Represents estimated costs associated with (i) conducting direct mail campaigns, including the costs of designing, printing and mailing member solicitation packages, (ii) designing and placing advertisements in newspapers, magazines and other publications, (iii) limited testing of other forms of advertising, including radio and package insert programs, and (iv) public relations efforts. See "Business -- Strategy" and "-- Member Acquisition."

(3) Represents estimated costs associated with increasing online computer service and Internet marketing and advertisting, expanding and maintaining the Company's Internet web site and increasing the number of audio book titles to select and audio clips to preview online. See "Business -- Member Acquisition."


(4) Includes costs of general corporate overhead and maintaining inventory and may, to the extent cash flow from operations is insufficient, be used for the payment of the salaries of executive officers, estimated to aggregate approximately $490,000 over the twelve months following the consummation of this Offering. See "Management."


     If the Underwriters exercise the over-allotment option in full, the Company will receive additional net proceeds of $2,097,375 from the sale of the 235,000 shares by the Company, which will also be added to working capital. The Company will not receive any of the net proceeds from the sale of shares by the Selling Shareholder. See "Underwriting."


     The allocation of the net proceeds from this Offering represents the Company's best estimate based upon its currently proposed plans and assumptions relating to its operations and certain assumptions regarding general economic conditions. If any of these factors change, the Company may find it necessary or advisable to reallocate a portion of the proceeds within the above-described categories.


     The Company may, if and when opportunities arise, use a portion of the proceeds of this Offering allocated to working capital, together with the issuance of debt or equity securities, to expand its operations by acquiring companies in businesses which the Company believes will complement or enhance its business. While the Company has from time to time evaluated possible acquisition opportunities, as of the date of this Prospectus, the Company is not a party to any agreement, commitment, arrangement or understanding with respect to any acquisition. The Company has not established any minimum criteria for any acquisition and Management will have complete discretion in determining the terms of any such acquisition.

     Based on the Company's currently proposed plans and assumptions relating to the implementation of its business plan (including the timing and success of its direct marketing and other new membership recruitment advertising, member retention programs, as well as the availability and terms of attractive acquisition opportunities), the Company anticipates that the net proceeds of this Offering will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this Offering. In the event that the Company's plans change or its assumptions prove to be inaccurate (due to unanticipated expenses, difficulties, delays or otherwise) or the proceeds of this Offering otherwise prove to be insufficient to fund the implementation of the Company's business plan and working capital requirements, the Company could be required to seek additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing and, following the consummation of this Offering, it is not anticipated that existing shareholders will provide any portion of the Company's future financing requirements. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all.

     Proceeds not immediately required for the purposes described above will be invested principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest bearing investments.

                                   DILUTION

     As of June 30, 1997, the net tangible book value of the Company was $(12,335,937) or $(3.79) per share of Common Stock. "Net tangible book value per share" represents the book value of the Company's tangible assets less the amount of its liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the Pro Forma Adjustments (see footnote 2 of "Prospectus Summary -- Summary Financial Information"), the pro forma net tangible book value of the Company as of June 30, 1997 would have been $(6,360,737) or $(1.65) per share. Upon the consummation of this Offering, including the anticipated application of the net proceeds of this Offering, 6,153,920 shares of Common Stock will be outstanding with an adjusted net tangible book value of $13,631,763 or $2.22 per share. As a result of this Offering, there will be an immediate dilution to new investors of approximately $7.78 per share. "Dilution" represents the difference between the price per share paid by new investors in this Offering and the adjusted net tangible book value per share of June 30, 1997, after giving effect to this Offering. The following table illustrates this dilution:


Initial public offering price per share  ........................                 $10.00
   Net tangible book value before Pro Forma Adjustments .........   $  (3.79)
   Increase attributable to Pro Forma Adjustments ...............       2.14
                                                                    --------
   Pro forma net tangible book value before this Offering  ......      (1.65)
   Increase attributable to this Offering   .....................       3.87
                                                                    --------
Adjusted net tangible book value after this Offering ............                   2.22
                                                                                  --------
Dilution to investors in this Offering   ........................                 $ 7.78
                                                                                  ========

     The following table summarizes, as of the consummation of this Offering, the differences between the effective cash contributions paid by the existing shareholders of the Company and the new investors with respect to the number of shares purchased from the Company, the total consideration paid, and the average price per share.




                                    Shares Purchased          Total Consideration       Average
                                 -----------------------   -------------------------     Price
                                   Number       Percent       Amount        Percent     Per Share
                                 -----------   ---------   -------------   ---------   ----------
Existing shareholders   ......    3,853,920       62.6%    $ 5,975,400        20.6%     $ 1.55
New investors  ...............    2,300,000       37.4      23,000,000        79.4       10.00
                                  ---------     ------     ------------     ------
  Total  .....................    6,153,920      100.0%    $28,975,400       100.0%
                                  =========     ======     ============     ======

The above table assumes no exercise of the Underwriters' over-allotment option. If such option is exercised in full, the new investors will have paid $26,450,000 for 2,645,000 shares of Common Stock, representing 81.6% of the total consideration for 41.4% of the total number of shares of Common Stock outstanding.

                                DIVIDEND POLICY

     The Company has never paid any dividends on its Common Stock, and the Board of Directors of the Company does not intend to declare or pay any dividends on its Common Stock in the foreseeable future. The Board of Directors currently intends to retain all available earnings (if any) generated by the Company's operations for the development and growth of its business. The declaration in the future of any cash or stock dividends on the Common Stock will be at the discretion of the Board of Directors and will depend upon a variety of factors, including the earnings, capital requirements and financial position of the Company and general economic conditions at the time in question. Moreover, the payment of cash dividends on the Common Stock in the future could be further limited or prohibited by the terms of financing agreements that may be entered into by the Company (e.g., a bank line of credit or an agreement relating to the issuance of other debt securities of the Company) or by the terms of any Preferred Stock that may be issued and then outstanding.


                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, (i) on an actual basis, (ii) on a pro forma basis, giving effect to the Pro Forma Adjustments (see footnote 2 of "Prospectus Summary -- Summary Financial Information"), and (iii) as adjusted to give effect to the sale of the 2,300,000 shares of Common Stock offered hereby and the anticipated application of the estimated net proceeds therefrom:




                                                                                     June 30, 1997
                                                                 ------------------------------------------------------
                                                                      Actual           Pro Forma         As Adjusted
                                                                 ----------------   ----------------   ----------------
Short-term bank debt   .......................................    $   6,000,000      $   6,000,000      $           0
                                                                  =============      =============      =============
Notes payable ................................................    $   6,775,200      $   3,000,000      $           0
                                                                  -------------      -------------      -------------
Shareholders' equity (deficiency):
Preferred Stock, no par value, 5,000,000 shares authorized;
 no shares issued and outstanding  ...........................               --                 --                 --
Common Stock, no par value, 25,000,000 authorized,
 3,256,400 shares issued and outstanding (actual),
 3,853,920 shares issued and outstanding (pro forma),
 6,153,920 shares issued and outstanding (as adjusted)  ......              200          5,975,400         25,942,900
Contributed capital ..........................................          478,151            478,151            478,151
Accumulated deficit    .......................................      (12,720,955)       (12,720,955)       (12,789,288)
                                                                  -------------      -------------      -------------
   Total shareholders' equity (deficiency)  ..................      (12,242,604)        (6,267,404)        13,631,763
                                                                  -------------      -------------      -------------
      Total capitalization   .................................    $  (5,467,404)     $  (3,267,404)     $  13,631,763
                                                                  =============      =============      =============

                            SELECTED FINANCIAL DATA

     The selected financial data presented below under the captions "Selected Statement of Operations Data" and "Selected Balance Sheet Data" as of December 31, 1996 and for the years ended December 31, 1994, 1995 and 1996, are derived from the financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements as of December 31, 1996 and for each of the years in the two year period ended December 31, 1996, and the report thereon, are included elsewhere in this Prospectus.

     The selected unaudited financial information presented below under the captions "Selected Statement of Operations Data" and "Selected Balance Sheet Data" as of June 30, 1997 and for the six months ended June 30, 1996 and 1997, are derived from the unaudited financial statements of the Company, to which KPMG Peat Marwick LLP has reported that it has applied limited procedures in accordance with professional standards for a review of such information. The unaudited financial statements as of June 30, 1997, and for the six month periods ended June 30, 1996 and 1997, and the review report thereon, are included elsewhere in this Prospectus.

     The selected financial data set forth below is qualified by reference to and should be read in conjunction with the Company's financial statements, related notes and other financial information contained in this Prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Statement of Operations Data:

                                                              Years Ended                                Six Months
                                                              December 31,                             Ended June 30,
                                            ------------------------------------------------  --------------------------------
                                                 1994            1995             1996             1996             1997
                                            --------------  ---------------  ---------------  ---------------  ---------------
                                                                                                        (Unaudited)
Gross sales    ...........................  $    337,347     $  3,406,395     $  8,343,304     $  4,224,659     $  6,499,331
Returns, discounts and allowances   ......        87,762          770,980        2,743,221          965,201        1,409,289
Net sales   ..............................       249,585        2,635,415        5,600,083        3,259,458        5,090,042
Cost of sales  ...........................       388,011        2,145,898        4,327,344        2,328,224        2,810,548
Gross profit (loss)  .....................      (138,426)         489,517        1,272,739          931,234        2,279,494
Advertising and promotion expense
 (for acquisition and retention of
 members)   ..............................       972,517        2,670,650        5,469,761        2,486,834        2,249,737
General and administrative expense .......       367,652        1,094,973        1,948,821          801,400          725,777
Interest expense, net   ..................         3,794            3,947          211,140           56,994          314,645
Net loss    ..............................    (1,597,800)      (3,396,383)      (6,461,269)      (2,495,519)      (1,167,878)
Pro forma net loss per share(1)  .........                                           (1.68)                             (.30)
Pro forma weighted average number
 of shares outstanding(1)  ...............                                       3,853,920                         3,853,920
Other Data:
Total member file(2) .....................        12,072           64,398          154,653          120,713          219,222

Selected Balance Sheet Data:


                                                                       As of June 30, 1997 (Unaudited)
                                               As of         ----------------------------------------------------
                                         December 31, 1996        Actual        Pro Forma(1)    As Adjusted(1)(3)
                                        -------------------  ----------------  --------------  ------------------
Working capital (deficit) ............    $     139,145       $  (5,583,356)   $(3,383,356)       $13,609,144
Total assets  ........................        1,800,089           3,380,271      3,380,271         14,279,438
Total liabilities   ..................       13,121,641          15,622,875      9,647,675            647,675
Shareholders' equity (deficiency)  ...      (11,321,552)        (12,242,604)    (6,267,404)        13,631,763

------------
(1) Adjusted to give effect to the Pro Forma Adjustments (see footnote 2 of "Prospectus Summary -- Summary Financial Information"). See "Management's Discussion and Analysis and Results of Operations -- Liquidation Capital Resources" and "Certain Transactions."
(2) Consists of all members acquired by the Company, including active and inactive members. See "Business -- Audio Book Club -- Members."
(3) Gives effect to the sale of the 2,300,000 shares of Common Stock offered hereby, and the application of the estimated net proceeds therefrom, including the repayment of approximately $9,060,000 of indebtedness including accrued interest thereon.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

     The Company commenced operations of Audio Book Club in January 1994 and undertook its first direct mail campaign in August 1994. As of June 30, 1997, the Company's total member file consisted of 219,222 names, compared to 154,653 and 64,398 names as of December 31, 1996 and 1995, respectively. The Company's total member file has increased by approximately 240% since January 1, 1996. The total member file consists of all members acquired by the Company, including active and inactive members.

     Through June 30, 1997, the Company had spent an aggregate of $11,401,915 on advertising and promotion for acquisition and retention of members, including $2,670,650, $5,469,761 and $2,249,737 during the years ended December 31, 1995 and 1996 and six months ended June 30, 1997, respectively.

     Since inception, the Company has generated limited revenues and incurred significant losses, including losses of $3,396,383, $6,461,269 and $1,167,878 for the years ended December 31, 1995 and 1996 and six months ended June 30, 1997, respectively, and had an accumulated deficit of $12,720,955 at June 30, 1997. The Company anticipates that it will incur a loss during the current fiscal year. There can be no assurance that the Company's current business strategy will enable it to achieve profitable operations.

     The Company recognizes sales revenues (gross sales) upon shipment of products, at which time customers are billed for the products ordered. Revenues consist primarily of catalog sales of audio books to members at regular club price plus shipping and handling less applicable discounts, and to a lesser extent, revenues from new member enrollments. New member enrollment revenues represent the low introductory price (typically four audio books for $.99 or less) plus shipping and handling at which the Company offers the introductory audio books as an enticement for new members to join Audio Book Club.

     The Company records returns, discounts and allowances each period in an amount equal to actual returns plus an estimated allowance for additional returns for sales made during such period. The estimated allowance is based on historical return rates. Cost of sales includes the cost of audio books and product, shipping, mailing and fulfillment costs. The cost of sales of the introductory audio books exceeds new member enrollment revenues from such introductory offer. The Company's gross profit margin increases as catalog sales of audio books to members account for a greater percentage of sales.

     Accounts receivable are recorded net of allowances for sales returns and doubtful accounts. The allowance for future sales returns is based upon historical experience and an evaluation of current return trends. The allowance for doubtful accounts is based upon historical experience. The Company's allowances for sales returns and doubtful accounts were $666,262 and $165,407, respectively, as of December 31, 1996 and $486,005 and $157,713 as of June 30, 1997.


Results of Operations

     The following table sets forth certain historical financial data for the Company as a percentage of net sales:




                                                  Year Ended December 31,    Six Months Ended June 30,
                                                 -------------------------   ------------------------
                                                    1995          1996            1996        1997
                                                 -----------   -----------     --------   ----------
Net sales ....................................      100.0%       100.0%          100.0%      100.0%
                                                  =======       =======         ======      ======
Cost of sales   ..............................       81.4%         77.3%          71.4%       55.2%
Gross profit .................................       18.6          22.7           28.6         44.8
Advertising and promotion expense (for
 acquisition and retention of members)  ......      101.3          97.7           76.3         44.2
General and administrative expense   .........       41.5          34.8           24.6         14.3
Interest expense   ...........................        0.1           3.8            1.7          6.2
Net loss  ....................................     (128.9)       (115.4)         (76.6)       (22.9)

     Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996.

     Gross sales for the six months ended June 30, 1997 were $6,499,331, an increase of $2,274,672 or 53.8%, as compared to $4,224,659 for the prior comparable period. Such increase in gross sales was primarily attributable to increased sales of audio books resulting from expansion of Audio Book Club's membership base.

     Returns, discounts and allowances for the six months ended June 30, 1997 were $1,409,289, or 21.7% of gross sales, as compared to $965,201, or 22.8% of gross sales for the prior comparable period.

     Net sales for the six months ended June 30, 1997 were $5,090,042, an increase of $1,830,584 or 56.2%, as compared to $3,259,458 for the prior comparable period. The increase in net sales was primarily attributable to expansion of Audio Book Club's membership base.

     Cost of sales for the six months ended June 30, 1997 were $2,810,548, an increase of $482,324, as compared to $2,328,224 for the prior comparable period. The increase in cost of sales was primarily attributable to the substantial increase in net sales of audio books which was partially offset by lower product unit costs, more favorable licensing arrangements and decreased shipping and fulfillment costs.

     Gross profit for the six months ended June 30, 1997 was $2,279,494, or 44.8% of net sales, as compared to $931,234, or 28.6% of net sales, for the prior comparable period. The improvement in gross profit margin was attributable to a larger percentage of the Company's net sales from catalog sales of audio books to members as opposed to revenues from introductory sales of audio books in connection with new member enrollments. The product unit cost exceeds the enrollment revenues from the sale of introductory units.

     Advertising and promotion expenses (for acquisition and retention of members) for the six months ended June 30, 1997 were $2,249,737, a decrease of $237,097, as compared to $2,486,834 for the prior comparable period. Such decrease was primarily due to the timing of the Company's first significant direct mail campaign of each year. The Company commenced its first 1996 direct mail campaign in January 1996 whereas it commenced a similar mail campaign in December 1996 (as opposed to January 1997). As a result, during the six months ended June 30, 1997, the Company conducted two significant direct mail campaigns as opposed to three significant direct mail campaigns during the prior comparable period. The decrease was also attributable to the lower per piece mailing costs of member solicitation packages and member mailings which was partially offset by the increased expense associated with advertising and promotion activities to a larger membership basis. See "--Quarterly Fluctuations."

     General and administrative expenses for the six months ended June 30, 1997 were $725,777 or 14.3% of net sales, as compared to $801,400 or 24.6% of net sales for the prior comparable period. Such expenses decreased as a percentage of net sales, because the Company had previously established a corporate infrastructure capable of supporting operations in excess of its then-current level of operations. Additionally, the Company was able to replace certain of its support staff with lower salaried personnel.

     Professional fees for the six months ended June 30, 1997 were $152,535, an increase of $73,051, as compared to $79,484 for the prior comparable period. Depreciation and amortization expenses for the six months ended June 30, 1997 was $4,678, as compared to $2,041 for the prior comparable period. Net interest expense for the six months ended June 30, 1997 was $314,645, as compared to net interest expense of $56,994 for the prior comparable period. The increase in net interest expense was attributable to increased borrowings.

     The net loss for the six months ended June 30, 1997 decreased to $1,167,878, as compared to a net loss of $2,495,519 for the prior comparable period, primarily as a result of an improved gross profit margin resulting from a higher percentage of continuing member revenue as compared to revenue from new member enrollments, and the decrease of advertising and promotion and general and administrative expenses as a percentage of net sales.

     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995.

     Gross Sales for the year ended December 31, 1996 were $8,343,304, an increase of $4,936,909 or 144.9%, as compared to $3,406,395 for the year ended December 31, 1995. Such increase in gross sales was primarily attributable to increased sales of audio books resulting from expansion of Audio Book Club's membership base.

     Returns, discounts and allowances for the year ended December 31, 1996 were $2,743,221, or 32.9% of gross sales, as compared to $770,980 or 22.6% of gross sales for the year ended December 31, 1995. The increase in returns, discounts and allowances was primarily the result of an increase in sales of audio books. The increase as a percentage of sales is due primarily to product shipments resulting from an unsuccessful test telemarketing campaign during the year ended December 31, 1996 and, to a lesser extent, from an increase in returns of the featured selection resulting from the increased number of member mailings during the fourth fiscal quarter of 1996.

     Net sales for the year ended December 31, 1996 were $5,600,083, an increase of $2,964,668 or 112.5%, as compared to $2,635,415 for the year ended December 31, 1995. The increase in net sales was primarily attributable to expansion of Audio Book Club's membership base and increased new member enrollment revenue. The number of Audio Book Club's active members approximately doubled during 1996, as compared to the number of active members as of December 31, 1995.

     Cost of sales for the year ended December 31, 1996 were $4,327,344, an increase of $2,181,446 or 101.7%, as compared to $2,145,898 for the year ended December 31, 1995, primarily as a result of increased net sales. Cost of sales includes product and fulfillment costs.

     Gross profit for the year ended December 31, 1996 was $1,272,739, or 22.7% of net sales, as compared to $489,517, or 18.6% of net sales for the year ended December 31, 1995. The increase in gross profit as a percentage of net sales was attributable to improved economies of scale resulting in decreased product, shipping and fulfillment costs and, to a lesser extent, a larger percentage of the Company's net sales being derived from catalog sales of audio books to members as opposed to revenues from introductory sales of audio books in connection with new member enrollments.

     Advertising and promotion expenses (for acquisition and retention of members) for the year ended December 31, 1996 was $5,469,761, an increase of $2,799,111 or 104.8%, as compared to $2,670,650 for the year ended December 31, 1995. Such increase was primarily attributable to increased membership recruitment efforts relating to larger direct marketing campaigns and increased expenses incurred in connection with member mailings to Audio Book Club's increased membership base.

     General and administrative expenses for the year ended December 31, 1996 were $1,948,821, or 34.8% of net sales, as compared to $1,094,973, or 41.5% of net sales for the year ended December 31, 1995. During 1995, the Company established a corporate infrastructure capable of supporting operations in excess of its then-current level of operations. As a result, the Company was not required to hire additional personnel and incur additional administrative expenses commensurate with its increased level of operations. Accordingly, general and administrative expenses declined as a percentage of net sales.

     Professional fees for the year ended December 31, 1996 were $99,093, as compared to $113,997 for the year ended December 31, 1995. Depreciation and amortization expense for the year ended December 31, 1996 was $5,193, as compared to $2,333 for the year ended December 31, 1995. Net interest expense for the year ended December 31, 1996 was $211,140, as compared to $3,947 for the year ended December 31, 1995. The increase in net interest expense was attributable to increased borrowings.

     Primarily as a result of the Company's increased efforts to expand Audio Book Club's membership base, the net loss for the year ended December 31, 1996 increased to $6,461,269, as compared to $3,396,383 for the year ended December 31, 1995.


Liquidity and Capital Resources

     The Company's capital requirements have been and will continue to be significant due to, among other things, costs associated with direct mail campaigns, other new member recruitment advertising and building, expanding and maintaining an Internet web site. The Company's cash requirements have exceeded cash flows from operations and, at June 30, 1997, the Company had a working capital deficit of $5,583,356. As a result, the Company has been substantially dependent upon loans from its shareholders to establish Audio Book Club's member base and to finance its operations, including its working capital requirements.

     Since inception, the Company has borrowed an aggregate of $12,775,200 from its shareholders, including $4,105,000, $5,575,200 and $1,295,000 during the years ended December 31, 1995, and 1996 and the six months ended June 30, 1997, respectively. The Company repaid an aggregate of $6,000,000 and $800,000 of such loans in May and September 1997, respectively. See "Certain Transactions."

     In May 1997, the Company borrowed $6,000,000 from Bank of America National Trust and Savings Association (the "Bank") pursuant to a credit agreement. In August and September 1997, the Company borrowed an additional $3,000,000 from the Bank. The loans bear interest (payable monthly) at the Bank's reference rate from time to time (8 1/2% as of September 1, 1997) minus 1/2%. The $6,000,000 loan is due May 7, 1998 and the $3,000,000 working capital loans are due October 31, 1998, in each case, unless extended by the Bank. The shares of Common Stock held by the N. Herrick Trust were pledged to the Bank as security for the $6,000,000 loan and, in the event the Company fails to repay the loans at maturity, the personal guarantee of Norton Herrick to the Bank will become effective. The Company used the proceeds of the $6,000,000 loan from the Bank to repay a portion of the outstanding indebtedness owed to the N. Herrick Trust. The Company is using the proceeds of the $3,000,000 of working capital loans from the Bank to pay accounts payable. The Company intends to use a portion of this Offering to repay the $9,000,000 aggregate principal amount of loans from the Bank, plus accrued interest thereon. See "Certain Transactions."



     Immediately prior to the consummation of this Offering, the N. Herrick Trust is converting the outstanding $5,975,200 of indebtedness owed to the N. Herrick Trust under the loan agreement into 597,520 shares of Common Stock at a price per share equal to the initial offering price of the Common Stock. See "Certain Transactions."


     During the six months ended June 30, 1997, the Company's cash increased by $21,999, as the Company used net cash of $1,171,874 and $6,127 for operating and investing activities, respectively, and had cash provided by financing activities of $1,200,000. Net cash used in operating activities primarily consisted of a net loss of $1,167,878 and increases in accounts receivable and inventory of $1,198,356 and $259,603, respectively, which were partially offset by an increase in accounts payable and accrued expenses of $1,206,234. Net cash used in investing activities consisted of the acquisition of fixed assets. Net cash provided by financing activities primarily consisted of loans from the N. Herrick Trust, Howard Herrick and the M.E.H. Trust which were partially offset by the incurrence of deferred offering costs.


     During the year ended December 31, 1996, the Company's cash decreased by $48,121, as the Company used net cash of $5,616,258 and $7,063 in operating and investing activities, respectively, and had cash provided by financing activities of $5,575,200. Net cash used in operating activities primarily consisted of the net loss of $6,461,269, an increase in inventory of $383,689 and an increase in royalty advances of $235,440, which were partially offset by an increase in accounts payable and accrued expenses of $1,170,140. Net cash used in investing activities consisted of the acquisition of fixed assets. Net cash provided by financing activities consisted of loans from the N. Herrick Trust.


     The Company entered into three-year employment agreements with Michael Herrick and Howard Herrick, a two-year employment agreement with Norton Herrick and a one-year employment agreement with Jesse Faber, President of the Company. The Company's aggregate committments under such employment agreements are $490,000, $350,000 and $250,000 during the first, second and third years following this Offering, respectively.


     The Company is dependent upon the proceeds of this Offering to implement its business plan and finance its working capital requirements. Based on the Company's currently proposed plans and assumptions relating to the implementation of its business plans (including the timing and success of its direct marketing and other new membership recruitment advertising, as well as the availability and terms of attractive acquisition opportunities), the Company anticipates that the net proceeds of this Offering will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this Offering. In the event that the Company's plans change or its assumptions prove to be inaccurate (due to unanticipated expenses, difficulties, delays or otherwise) or the proceeds of this Offering otherwise prove to be insufficient to fund the implementation of the Company's business plans and working capital requirements, the Company could be required to seek additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing and it is not anticipated that existing shareholders will provide any portion of the Company's future financing requirements. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all.

Quarterly Fluctuations

     The Company's operating results vary from period to period as a result of purchasing patterns of members, the timing, costs, magnitude and success of direct mail campaigns and other new member recruitment advertising, member attrition, the timing and popularity of new audio book releases and product returns.

     In prior years, the Company has conducted a significant direct mail campaign at either the end of the fourth fiscal quarter or the beginning of the following first fiscal quarter. The timing of new member enrollment varies depending upon the timing, magnitude and success of new member recruitment advertising, particularly direct mail campaigns. The Company typically experiences increased new member enrollment shortly following direct mail campaigns. As a result, new member enrollment revenues increase as a percentage of net sales shortly following significant direct mail campaigns. In fiscal years in which the Company conducts a significant direct mail campaign at the end of the fourth quarter, the Company's operating results will be adversely affected because it will incur increased member acquisition expenses but will not generate any corresponding revenues from such campaign until the following fiscal year.

                                   BUSINESS

     The Company is a direct marketer of audio books through Audio Book Club, a membership club which markets and sells audio books by mail and via the Internet. As of June 30, 1997, Audio Book Club's total member file consisted of 219,222 names, compared to 154,653 and 64,398 names as of December 31, 1996 and 1995, respectively. The Company's total member file has increased by approximately 240% since January 1, 1996. The total member file consists of all members acquired by the Company, including active and inactive members.


     Since its inception, the Company has engaged in an aggressive membership recruitment program to establish a core Audio Book Club member base and to continually expand such member base. The Company has acquired Audio Book Club members primarily through direct mailings of member solicitation packages, online computer service and Internet advertising, advertisements in magazines, newspapers and other publications and package insert programs. In March 1995, the Company established an Internet web site which offers visitors to the web site the opportunity to join Audio Book Club, execute club transactions online (if a member), utilize the site's search engine to locate any of the site's audio book selections and sample audio clips of many of the site's selections. The Company believes that it offers one of the most comprehensive libraries of audio book titles, as members may order virtually any of the 68,000 published titles in existence through the Company's Internet web site or "special order" service.



Audio Book Industry Overview


     Audio books are literary works or other printed materials read by the author, a reader or a celebrity actor or an ensemble of readers or actors and recorded primarily on audio cassette and, to a lesser extent, on compact disc. Most hardcover books printed today are released simultaneously as audio books and audio book versions of other popular books are released from time to time, in either an author-approved abridged version or an unabridged version. An abridged audio book is a condensed version of the printed book, typically recorded on two to six audio cassettes and three to six hours in length. An unabridged audio book is a word-for-word version of the printed book, typically recorded on six to twelve audio cassettes and six to twelve hours in length. Audio book publishers have traditionally focused their efforts on publishing abridged audio books because they can be offered at lower prices than unabridged versions and, therefore, can be more competitive with printed books and other forms of audio cassette entertainment, such as music cassettes.


     Audio books were first introduced in 1985 and, according to the Audio Publishers Association (the "APA"), sales of audio books increased to approximately $1.5 billion in 1995 from industry estimates of $250 million in 1988. Sales of audio books increased approximately 11.6% during 1996, compared to an increase in printed book sales of 1% during 1996. Additionally, the APA estimates that sales of audio books during the last fiscal quarter of 1996 and first fiscal quarter of 1997 increased approximately 38% and 23%, respectively, compared to the prior comparable fiscal quarters, with continued annual growth in sales of audio books expected to be between 10% and 20%. Simba Information, Inc., a reporter of book information statistics, forecasts sales by book clubs (audio and print) to grow more aggressively than any other consumer book segment.


     Audio books are available in all genre categories including, fiction, non-fiction, mystery, suspense, biography, fantasy and science fiction, romance, spiritual, religion, humor, children's, business, self-improvement and motivational. An industry source estimates that there were approximately 68,000 audio book titles in existence as of January 1997, as compared to 11,500 titles in 1985, with approximately 7,500 titles published in 1996.


     The Company believes that consumers of audio books include those who purchase printed books, as well as those who do not have time to read, as they can be listened to while engaging in other activities, such as driving, walking or exercising, and can be used by consumers who have difficulty reading. The Company also believes that audio books offer exceptional entertainment value because they can be enjoyed while relaxing at home in the same manner that a person would watch television or listen to the radio. According to a study conducted by the APA in 1995, approximately 11.3 million American households listen to audio books.


     When audio books were first introduced, they were available almost exclusively in libraries. Currently, bookstores account for the largest percentage of retail audio book sales, selling approximately 47% of audio books in 1995 according to the APA. Bookstores, however, typically devote limited shelf space to audio books. A survey conducted by Publishers Weekly in 1994 indicates that bookstores devote only an average of 71 square feet to audio books. Because of shelf space limitations, bookstores carry only a limited number of the approximately 68,000 published audio book titles.


     Over the last several years, audio book stores, which rent and, to a lesser extent, primarily sell only audio books, have opened. Audio books are also offered on a limited basis in other retail establishments such as convenience stores, video rental stores and wholesale clubs (e.g. Costco), as well as by several mail order companies which offer audio books for rental and sale through their catalogs. Audio books are also currently offered through the limited number of recently established audio book member clubs, such as Audio Book Club.


     The Company believes that it is positioned to capitalize on opportunities in the emerging and expanding markets for audio books because of its early entrance into, and knowledge of, the audio book club industry, established membership base and Internet web site, knowledge of and experience in utilizing mailing lists to target direct mail campaigns, selection of available audio book titles, established relationships with major audio book publishers and emphasis on providing friendly, efficient customer service.


Strategy


     The Company's strategy is to establish Audio Book Club as the largest and most convenient supplier of audio books by mail and via the Internet. Key elements of the Company's strategy include:


   o Expand Member Base. The Company believes that it has established a core Audio Book Club member base which it intends to continue to expand. The Company anticipates that its advertising activities will continue to consist primarily of direct mailings of member solicitation packages to prospective members whose names were obtained from third-party mailing lists. In addition, the Company intends to increase its direct mail and Internet web site and online computer service marketing and advertising activities. The Company also intends to continue to test other forms of advertising, including various magazine, newspaper and other print media, radio and package insert programs. See "--Membership Acquisition."


   o Optimize Member Acquisition Marketing Activities. The Company intends to continue to analyze its database of results obtained from direct mail campaigns (including the results obtained from each mailing list utilized) and from print and other advertising, as well as Internet marketing. The Company maintains a database of information regarding each advertising campaign, including each third-party mailing list that was utilized in the campaign, the quantity of names to which the promotional mailings were sent, the response rate and the per member acquisition cost. The Company believes that its emphasis on database management improves its ability to efficiently target advertising campaigns, thereby obtaining increased response rates and lower per member acquisition costs.


   o Maximize Per Member Revenues. The Company intends to continue to analyze the results of its advertising activities and the purchasing habits of its members to maximize sales to members and extend membership lifecycles. The Company maintains a database of information on each name in its member file, including number and genre of titles ordered, payment history, the advertising campaign from which the member joined and a lifetime value analysis. The Company believes that such analyses and evaluations enable the Company to efficiently target advertising to potential members who have characteristics of persons likely to join Audio Book Club, purchase sufficient quantities of audio books to be a profitable source for the Company and become long-term club members. The Company also intends to utilize such information to target and establish "niche" clubs to capitalize on consumer demand for audio books in specific genres and audio books by specific authors.


   o Cost Containment. The Company continuously seeks to reduce its costs of doing business, including the costs associated with member acquisition, catalog mailings and products. The Company believes that as it expands its membership base it will achieve increased economies of scale in connection with member recruitment advertising, member mailings and order processing and product fulfillment, and be able to order products and services in larger quantities and, therefore, be able to negotiate more favorable licensing, purchasing and manufacturing arrangements.

   o International Expansion. The Company's long-term objectives include expanding Audio Book Club internationally into English-speaking countries such as Canada and the United Kingdom, as well as into other countries with large English-speaking populations.

     Consistent with its business plan, the Company may also seek to expand its operations by acquiring companies in businesses which the Company believes will complement or enhance its business. Any decision to make an acquisition will be based upon a variety of factors, including the purchase price and financial terms of the transaction, the business prospects and competitive position of and services provided and products offered by the acquisition candidate and the extent to which any such acquisition would enhance the Company's prospects. While the Company has from time to time evaluated possible acquisition opportunities, as of the date of this Prospectus, the Company is not a party to any agreement, commitment, arrangement or understanding with respect to any acquisition.

     The Company's strategy is subject to change as a result of a number of factors, including progress or delays in the Company's expansion efforts, success of the Company's member recruitment advertising, results of continual test marketing, consumer acceptance of new products, the Company's ability to identify suitable acquisition candidates and integrate any acquired businesses into its operations and changes in market conditions, consumer buying habits and consumer preferences. There can be no assurance that the Company will be able to successfully implement its business strategy or otherwise expand its operations.

Audio Book Supply

     The Company has established relationships with substantially all of the major audio book publishers, including Random House Audio Publishing, Inc., Bantam Doubleday Dell Audio Publishing, Simon & Schuster Audio, Harper Audio, Time Warner Audio Books and Audio Renaissance Tapes. The Company has primarily entered into non-exclusive agreements with selected audio book publishers pursuant to which the publisher grants to the Company a license to duplicate the recordings and the packaging materials relating to each audio book in such publisher's audio book library, including audio books as to which the publisher acquires rights during the term of the agreement. The Company also enters into agreements pursuant to which it receives licenses to duplicate the recordings and packaging materials relating to selected audio books. The Company believes that its ability to enter into license agreements with publishers enables it to reduce the costs associated with obtaining its supply of audio books.

     Typically, the Company pays to the publisher a royalty for each copy it sells and an advance on its royalty obligations in exchange for the non-exclusive license. Such licensing agreements generally have one or two-year terms, permit the Company to sell audio books in the Company's inventory at the expiration of the term during a "sell-off" period and prohibit the Company from selling an audio book prior to its release date. Most of the license agreements permit the Company to arrange for the packaging, printing and cassette duplication of audio books, as opposed to the publisher arranging for the duplication. The Company, to the extent it is able to do so on favorable terms, enters into arrangements with the publisher's recording duplicator and packaging supplier.

     In addition to entering into license agreements, the Company purchases certain audio books from publishers' inventories at a substantial discount to the suggested retail price. The Company from time to time also purchases certain previously released audio books as remainder sales from publishers at a substantial discount to wholesale prices, often below manufacturing cost.

Member Acquisition

     Since its inception, the Company has engaged in an aggressive membership recruitment program to establish a core Audio Book Club member base and continually expand such member base. The Company has acquired Audio Book Club members primarily through direct mailings of member solicitation packages, online computer service and Internet advertising, advertisements in magazines, newspapers and other publications and package insert programs. The Company continually analyzes the results of its marketing activities in an effort to maximize sales, extend membership lifecycles, and efficiently target its marketing efforts to increase response rates to its advertisements and reduce its per member acquisition costs.

     Direct Mail

     The Company regularly engages in direct mail campaigns designed to attract potential Audio Book Club members. The Company obtains lists of names from various list brokers based on criteria which the Company believes have characteristics of persons likely to join Audio Book Club, purchase sufficient quantities of audio books to be a profitable source for the Company and become long-term members. The Company mails member solicitation packages to those persons it has identified for a specific direct mail campaign. Each member solicitation package contains a letter from Audio Book Club's editor explaining the Audio Book Club concept and identifying the advantages of becoming a member, an easy-to-use enrollment form for the prospective member to complete, a brochure of audio book titles and a self-addressed, postage paid reply envelope. The Company believes that it has identified numerous lists that have performed well in the past and, as a result, expects that future response rates and member acquisition costs should improve. The Company also believes that members obtained through direct mail campaigns typically purchase more books over the term of their membership and are better credit risks than members obtained through other sources.


     The Company intends to use a significant portion of the proceeds of this Offering allocated to membership recruitment advertising in connection with direct mail activities during the twelve months following the consummation of this Offering.


     Internet Web Site and Online Computer Service Advertising


     In March 1995, the Company established an Internet web site which offers visitors to the web site the opportunity to join Audio Book Club, execute club transactions online (if a member), utilize the web site's search engine to locate many of the web site's thousands of audio book selections and sample audio clips of any of the web site's selections. The Company's web site also provides additional options, such as alerting visitors when a new title of an author or reader previously specified by the visitor is released and offering reviews of selected titles.


     The Company's web site is updated simultaneously with the Audio Book Club catalog to add new selections and the new current featured selection, as well as to add new audio clips to preview. The Company's web site currently has links from numerous search engines and audio book related sites. The web site is also linked to catalog listing sites offered by online computer and Internet services.


     Prior to June 1997, the Company did not actively market its web site and has only recently conducted limited test marketing of its web site. The Company intends to use a portion of the proceeds of this Offering to increase Internet and online computer service marketing and advertising, and to expand and maintain its Internet web site, including increasing the number of audio book titles to select and audio clips to preview through its search engine.


     Print Advertising


     The Company has from time to time placed print advertisements in various magazines and other forms of print media, including Forbes, The New Yorker, People, Redbook and The Saturday Evening Post. Such advertisements either contain a mail-in enrollment form with a listing of 25 to 50 audio book titles from which to order or invite the reader to call the Company to join the club. The Company also advertises in catalogs which feature advertisements for mail order catalogs. The Company does not pay for the placement of an advertisement in these catalogs, but pays a fee based on the number of inquiries each such catalog receives for the Audio Book Club catalog.


     The Company intends to continue to test various print media and analyze and evaluate the results of such advertising to determine the print media which helps expand its membership base while reducing per member acquisition costs.


     Other Advertising Activities


     The Company has in the past and will continue in the future to test other forms of advertising, including radio and package insert programs. Package insert advertising enables the Company to include advertisements or inserts in mailings or product shipments made by a third party to the third party's customers to entice them to join Audio Book Club.

Audio Book Club

     Members

     As of June 30, 1997, Audio Book Club's total member file consisted of 219,222 names. The total member file consists of all members to which the Company has sent a member mailing, including currently active and inactive members. The Company seeks to attract a financially sound and responsible membership base. Accordingly, the Company targets its direct mail and other advertising efforts to these types of persons. Results of the Company's membership survey indicate that Audio Book Club members are typically time-constrained individuals who are unable to read as much as they would like and are concentrated in the 30 to 65-year old age group.

     Audio Book Club members can enroll in the club through the mail by responding to direct mail or print media advertisements, online through the Company's web site or by calling or faxing the Company. Audio Book Club typically offers new members four audio books at a low introductory price ($.99 or less). By enrolling, the member commits to purchase a minimum number of additional audio books (typically four) at Audio Book Club's regular prices which generally range from $10.00 to $35.00 per audio book, which the Company believes is comparable to and competitive with audio book retailers.

     Audio Book Club encourages its members to purchase audio books in addition to satisfying their minimum purchase commitment by offering all members special discount pricing, such as discount prices for the second or third audio book purchased when the first is purchased at regular price and programs which enable members to receive free audio books based on bonus points received for prior purchases. Upon enrollment, the Company sends to the new member a "welcome package" consisting of a membership guide with information concerning ordering, payment, returns, cancellation, discounts and the club's bonus point and advantage member programs; a questionnaire; a welcome letter from the club director; and a "Member-Get-a-Member" form which enables the member to receive free audio books for soliciting another person to join Audio Book Club.

     The Company engages in list rental programs to maximize the revenue generation potential of its membership list. As Audio Book Club's membership base grows, the Company anticipates that its list will become more attractive to direct marketers as a source of potential customers.

     Member Mailings

     Audio Book Club members receive approximately 17 member mailings each year, including 12 monthly mailings, 4 seasonal mailings and one expanded offering mailing. Audio Book Club monthly mailings typically include a 32-page catalog which, together with the "more titles" insert, offers approximately 500 titles, including a "featured selection" which is usually one of the most popular titles at the time of mailing; "alternate selections" which are best selling and other current popular titles; and "backlist selections" which are long-standing titles that have continuously sold well. The seasonal mailings typically include a 24-page catalog, a portion of which is devoted to a seasonally-related theme. The annual expanded offering mailing typically includes a 48 to 64-page catalog which offers substantially all of the titles in the Company's inventory. Each member mailing also includes a negative option reply form and a "Member-Get-a-Member" form. The Company currently engages third-party creative consultants and print shops to design the creative aspects of and print the catalogs and related materials included in the member mailings.

     Under the negative option reply system, the member receives the featured selection unless he or she replies by the date specified on the reply card by returning the reply card, calling the Company with a reply, faxing a reply to the Company or e-mailing a reply to the Company via the Company's Internet web site with a decision not to receive such selection. Members can also use any of such methods to order additional selections from each catalog.

     The Company's Editorial Director selects which titles to feature, add to and remove from each catalog after consideration of, among other factors, an evaluation of the author, audio book content and production quality; the reader; sales of the author's previous audio books and printed books; the author's reputation; the audio book's relation to a movie, television show or other book or audio book; as well as independent publication reviews. The Company offers a balance between unabridged and abridged audio books to satisfy differing member preferences. In addition, the Company emphasizes the timely introduction of new audio book titles to its catalogs.

     The Company also offers a "special order" service which enables members to call the Company and order virtually any of the approximately 68,000 published titles in existence, whether or not listed in the Company's member mailings.


     The Company intends to continue to test market complimentary products, such as CD-Roms, digital compact disc format books, videos, audio related products, audio and electronic equipment, storage racks and cases and audio music cassettes and compact discs to determine which products, if any, to add to its product offerings. The Company from time to time offers certain of such products to Audio Book Club members by including a promotional insert with its member mailings.


     The Company also includes inserts for products or services of non-competing companies in product shipments to customers and member mailings for which it receives a fee based on the number of shipments and mailings in which the insert is included. In addition, the Company is evaluating opportunities to enter into joint venture arrangements with non-competing companies to offer their products or services to Audio Book Club members.


     Customer Service


     In order to encourage members to maintain their relationship with Audio Book Club and to maximize the long-term value of a member, the Company seeks to provide friendly, efficient, personalized service. The Company's goal is to remove potential barriers to making a purchase and to make members comfortable shopping via mail order. Audio Book Club's negative option system makes it easy for members to receive the featured selection without having to take any action.


     The Company offers faster ordering options, including (i) placing orders online through the Company's web site, (ii) by calling the Company with an order on its toll-free order hotline and (iii) faxing an order to the Company. Orders are sent fourth class mail and are typically delivered 10 to 14 days following the receipt by the Company. For an additional fee, members can receive faster delivery of an order either by priority delivery, which takes 3 to 5 days, or by overnight delivery.


     Members are billed for their purchases at the time their orders are delivered and are required to make payment promptly. The Company generally allows members in good standing to order up to $50 of products on credit, which amount may be increased if the member maintains a good credit history with the Company.


     The Company's policy is to accept returns of damaged products and, to maintain favorable customer relations, the Company generally accepts promptly made returns of unopened products. The Company monitors each member's account to determine if the member has made excessive returns. The Company's policy is to terminate a membership if the member makes three consecutive returns of either audio books ordered or of featured selections received because the member did not return the reply card on time.


Fulfillment, Warehousing and Distribution


     In October 1996, the Company entered into an agreement with National Fulfillment Services ("NFS") pursuant to which NFS provides to the Company order processing and data processing services. Such services include accepting member orders, implementation of the Company's credit policies, inventory tracking, billing, invoicing and generating periodic reports, such as reports of sales activity, accounts receivable, aging customer profile and marketing effectiveness. The Company's agreement with NFS expires on October 31, 1998, unless earlier terminated by either party upon not less than 60 days notice.


     In November 1996, the Company entered into an agreement with R.R. Donnelly & Sons Company ("Donnelly") pursuant to which Donnelly provides to the Company warehousing and distribution services. The initial term of the Company's agreement with Donnelly expires on October 31, 1998 and the agreement provides for automatic three-year renewals, provided that the Company may terminate the agreement upon notice ranging from 60 days to six months (depending upon the amount of termination payment) and Donnelly may terminate the agreement upon notice of not less than six months.

     Customer orders are sent directly to NFS where they are processed, and invoices are generated by NFS and sent directly to Donnelly. Donnelly locates the ordered audio books from inventory, packs and ships the order, using the invoice as a packing list, to the Audio Book Club member.


Competition

     The audio book and mail order club industries are intensely competitive and highly fragmented. The Company competes with existing audio book clubs for prospective members. The Company is currently aware of two other negative option audio book clubs, Audiobook's Direct and a club operated by Columbia House.

     The Company also competes with all other outlets through which audio books are offered, including bookstores, audio bookstores (which rent and, to a lesser extent, primarily sell only audio books), retail establishments such as convenience stores, video rental stores and wholesale clubs (e.g. Costco), and mail order companies which offer audio books for rental and sale through catalogs. In addition, the Company also competes with mail order clubs and catalogs and other direct marketers that offer products with similar entertainment value as audio books, such as music cassettes and compact discs, printed books and videos, for discretionary consumer spending.


Intellectual Property

     The Company holds two United States service mark registrations and has applied for several additional service marks relating to slogans and designs used in its advertisements, member mailings and member solicitation packages and service marks relating to an animated character used on the Internet. The Company believes that its service marks have significant value and are important to the marketing of Audio Book Club.

     The Company relies on trade secrets and proprietary know-how, and employs various methods, to protect its ideas, concepts and membership database. In addition, the Company typically obtains confidentiality agreements with its executives officers, employees, list managers and appropriate consultants and service suppliers.


Properties

     The Company shares office space in Boca Raton, Florida with The Herrick Company, Inc., a company wholly-owned by Norton Herrick, Chairman of the Board, Chief Executive Officer and beneficially a principal shareholder of the Company, pursuant to separate leases. The Company leases 1,155 square feet of such space pursuant to a lease agreement which expires in November 2000. The Company's rent is $1,167 per month, and will increase to $1,307 per month in December 1997. The Company has the option to renew the lease for three-year periods on two occasions. The Herrick Company, Inc. has guaranteed the Company's obligations under the Company's lease for the Florida property. The Company also subleases 1,550 square feet of space in Morristown, New Jersey at an annual rent of $24,000 pursuant to a sublease agreement dated as of January 1, 1995 between the Company and H. H. Realty Investors, Inc., a company wholly-owned by Michael Herrick, Chief Operating Officer, Vice Chairman of the Board and a director of the Company, Howard Herrick, Executive Vice President and a director of the Company, and Evan Herrick, a son of Norton Herrick and brother of Michael and Howard Herrick. The sublease relating to the New Jersey property expires in December 1998, and may be extended if the master lease is extended. H.H. Realty Investors, Inc. leases such property from an independent third party. The Company believes that its leases are on commercially reasonable terms.


Employees

     As of September 1, 1997, the Company had 10 full-time employees and one part-time employee, of whom five were in management and five were in operational positions. The Company believes its employee relations to be good. None of the Company's employees is covered by a collective bargaining agreement.

                                  MANAGEMENT

Directors and Executive Officers

     The following are the directors, director designees and executive officers of the Company:



      Name           Age                       Position
      ----          -----                      --------
Norton Herrick       58     Chief Executive Officer, Chairman of the Board
                            and Director
Michael Herrick      30     Chief Operating Officer, Vice Chairman of the
                            Board and Director
Jesse Faber          42     President and Director Designee
Howard Herrick       32     Executive Vice President and Director
Robert Klein         49     Chief Financial Officer and Treasurer
Roy Abrams           54     Director Designee
George Farley        59     Director Designee

     Norton Herrick co-founded the Company, has been Chief Executive Officer and Chairman of the Company since January 1996 and a director of the Company since its inception, and was President of the Company from its inception until January 1996. Mr. Herrick has been a private investor for over 30 years and is currently Chairman and Chief Executive Officer of The Herrick Company, Inc., a private investment firm he founded. Through his wholly-owned affiliates, Mr. Herrick has owned and managed income producing properties, including office buildings, shopping centers and multi-family apartment complexes, and has completed transactions with respect to approximately 250 income producing properties valued at an aggregate of approximately $2 billion. Mr. Herrick is involved in the management of numerous entities he formed to acquire, finance, manage and lease office, industrial and retail properties; and to acquire, operate, manage, redevelop and sell residential rental properties. Mr. Herrick serves on the advisory board of the Make A Wish Foundation, the advisory committee of the National Multi Housing Council and the National Board of Directors for People for the American Way.
     Michael Herrick co-founded the Company, has been Vice Chairman of the Board of the Company since January 1996, Chief Operating Officer of the Company since January 1997 and director of the Company since its inception, and has held various other offices with the Company since its inception. Since August 1993, Michael Herrick has been an officer (since January 1994, Vice President) of the corporate general partner of a limited partnership, which limited partnership is a principal shareholder of The Walking Company, a nationwide retailer of comfort and walking footwear and related apparel and accessories. Since May 1989, Mr. Herrick has been employed by The Herrick Company, Inc., and is currently one of its Vice Presidents. Mr. Herrick is also an officer of the corporate general partners of numerous limited partnerships which acquire, finance, manage and lease office, industrial and retail properties; and which acquire, operate, manage, redevelop and sell residential rental properties.
     Jesse Faber has been President of the Company since October 1996 and has agreed to serve as a director of the Company as of the consummation of this Offering. From 1989 to October 1996, Mr. Faber was Senior Vice President and Partner of AyerDirect, a direct response advertising agency wholly-owned by McManus, Inc., one of the ten largest advertising and marketing agencies in the world. From 1984 to 1989, Mr. Faber was Management Supervisor of Grey Direct, a direct response advertising agency.
     Howard Herrick co-founded the Company and has been Executive Vice President, Editorial Director and a director of the Company since its inception. Since August 1993, Howard Herrick has been Vice President of the corporate general partner of a limited partnership, which limited partnership is a principal shareholder of The Walking Company. Since 1988, Mr. Herrick has been an officer of The Herrick Company, Inc. and is currently its President. Mr. Herrick is also an officer of the corporate general partners of numerous limited partnerships which acquire, finance, manage and lease office, industrial and retail properties; and which acquire, operate, manage, redevelop and sell residential rental properties.
     Robert Klein has been Chief Financial Officer and Treasurer of the Company on a part-time basis since January 1997. Since October 1992, Mr. Klein has been Director of Finance and Taxation of The Herrick Company, Inc. From January 1983 to October 1992, Mr. Klein was an independent accountant and consultant and, from 1987 through 1989, Mr. Klein was also Tax Director for Prime Motor Inns, an operator, developer and franchisor of hotels and motels. From April 1978 through 1982, Mr. Klein was employed by Daon Corporation, a diversified real estate company, last holding the titles of Vice President, Secretary and Director. From 1970 through April 1978, Mr. Klein was with Arthur Andersen & Company, an independent public accounting firm last holding the title of Tax Manager.

     The Board of Directors will appoint Jesse Faber and the following two additional non-management directors upon the consummation of this Offering.

     Roy Abrams has agreed to serve as a director the Company as of the consummation of this Offering. Since April 1993 and from 1986 through March 1990, Mr. Abrams has owned and operated Abrams Direct Marketing, a marketing consulting firm. From April 1990 to April 1993, Mr. Abrams was Vice President of New Business Development of Getting to Know You, Inc., a new homeowner welcoming service. From 1981 through 1985, Mr. Abrams was President of Margrace Corporation, a publicly-held direct marketing company. From 1980 through 1981, Mr. Abrams was a director of mail order marketing of Hearst Corporation, a publishing company. From 1976 to 1979, Mr. Abrams was employed by Columbia House, a negative option and continuity direct marketing company, most recently as Vice President, Merchandise and Continuity Marketing. From 1975 to 1976, Mr. Abrams was director of Mail Order Merchandise Marketing for American Express Company.

     George Farley has agreed to serve as a director of the Company as of the consummation of this Offering. Since September 1995, Mr. Farley has been Group Vice President of Finance/Chief Financial Officer of Twin County Grocers, Inc., a food distribution company. From 1974 to September 1995, Mr. Farley was a partner of BDO Seidman, LLP, an independent public accounting firm, and, from 1962 to 1974, Mr. Farley was employed by BDO Seidman, LLP. Mr. Farley is also currently a director of Tel-Save Holdings, Inc., Essential Resources, Inc. and Recticon Enterprises, Inc.

     Michael Herrick and Howard Herrick are sons of Norton Herrick.

     The Board of Directors is classified into three classes, each with a term of three years, with only one class of directors standing for election by the shareholders in any year. Norton Herrick and Jesse Faber are Class I directors and stand for re-election at the 1998 annual meeting of shareholders, Michael Herrick and Roy Abrams are Class II directors and stand for re-election at the 1999 annual meeting of shareholders and Howard Herrick and George Farley are Class III directors and stand for re-election at the 2000 annual meeting of shareholders. Executive officers of the Company serve at the direction of the Board and until their successors are duly elected and qualified. The Company is currently seeking to retain a full-time Chief Financial Officer.

     The Company reimburses directors for reasonable travel expenses incurred in connection with their activities on behalf of the Company but does not pay its directors any fees for Board participation.

     In connection with this Offering, the Company has agreed that it will, for a period of three years following the date of this Prospectus, upon the request of the Representative, nominate and use its best efforts to elect a designee (reasonably acceptable to the Company) of the Representative (which designee may change from time to time) as a director of the Company or, at Representative's option, appoint such designee as a non-voting advisor to the Company's Board of Directors. The Representative has not yet exercised its rights to designate such a person. See "Underwriting."


Key Employees

     Christine A. Kelly, 34, has been Marketing Manager of the Company since February 1997 and is responsible for coordinating, with senior management, the Company's member acquisition and retention advertising activities. From June 1995 through January 1997, Ms. Kelly was media manager of Collier Newfield, a publishing company. From January 1994 through June 1995, Ms. Kelly was a media analyst for Doubleday Book and Music Clubs, Inc. From August 1988 to January 1994, Ms. Kelly was employed by Columbia House Company, most recently as manager -- music club administration.

     Tracy Lamb, 33, has been employed by the Company since May 1997 as its list manager. From July 1996 through April 1997, Ms. Lamb was director of list brokerage of Worlddata, a list management company. From 1990 through June 1996, Ms. Lamb was employed by Tiger Direct, Inc., a computer equipment mail order company, most recently as circulation manager. From 1987 to 1990, Ms. Lamb was a media planner and buyer for McFarland & Drier, Inc.

     Jeffrey P. Wittstock, 31, has been employed by the Company since May 1997 and has been responsible for analyzing the results of the Company's direct marketing efforts. From August 1994 through April 1997, Mr. Wittstock was continuity supervisor of QVC, Inc., an operator of a shop-at-home television network. From

February 1992 through June 1994, Mr. Wittstock was a sales planner and analyst for The Franklin Mint, a marketing company. From 1991 to 1992, Mr. Wittstock was a marketing analyst for Foster Manufacturing, a subsidiary of North American Publishing Company. From 1988 to 1991, Mr. Wittstock was an area supervisor for RGIS, an inventory control company.


Audit Committee

     The Board of Directors has established an audit committee which, upon the consummation of this Offering, will be comprised of Messrs. Michael Herrick, Roy Abrams and George Farley. The audit committee is responsible for making recommendations concerning the engagement of the independent public accountants, reviewing the plans and results of the audit engagement with the independent public accountants, approving professional services provided by the independent public accountants and reviewing the adequacy of the Company's internal accounting controls.


Executive Compensation

     The following table sets forth certain compensation paid by the Company during the fiscal year ended December 31, 1996 to Norton Herrick, its Chief Executive Officer and Chairman of the Board and each executive officer who received compensation in excess of $100,000 during the fiscal year ended December 31, 1996.


                          Summary Compensation Table



                                                     Annual Compensation
                                             ------------------------------------
                                                                     Other Annual
Name and Principal Position          Year      Salary      Bonus     Compensation
---------------------------------   ------   ----------   -------   -------------
Norton Herrick
 Chairman of the Board and Chief
   Executive Officer ............    1996    $    -0-      $ -0-         --
Howard Herrick
 Executive Vice President  ......    1996    $102,000      $ -0-         --

     The Company did not grant any options to its executive officers during the year ended December 31, 1996.


Employment Agreements

     The Company has entered into a two-year employment agreement, effective as of the date of this Prospectus, with Norton Herrick which provides for an annual base compensation of $100,000 and such increases and bonuses as the Board of Directors may from time to time determine, based on criteria that it deems appropriate at such time but which it has not yet been established. The employment agreement does not require that Mr. Herrick devote any fixed amount of time to the business and activities of the Company. The employment agreement contains a provision prohibiting Mr. Herrick from, on his own behalf or on behalf of any other person, persons, firms, partnership, corporation or company, engaging or participating in any activities which are in direct conflict with the interests of the Company; and from soliciting or attempting to solicit the business or patronage of any person, firm, corporation, company or partnership which had previously been a customer of the Company, for the purpose of selling products and services similar to those provided by the Company during the term of the employment agreement and for a period of two years thereafter. There can be no assurance, however, that a court will not enforce such provision or only partially enforce such provision. The employment agreement also provides that if Mr. Herrick's employment is terminated under certain circumstances, including as a result of a change in control, Mr. Herrick will be entitled to receive severance pay equal to the greater of $200,000 or two times the total compensation received by Mr. Herrick from the Company during the twelve months prior to the date of termination.

     The Company has entered into a three-year employment agreement, effective as of the date of this Prospectus, with Michael Herrick which provides for an annual base compensation of $125,000 and such increases and bonuses as the Board of Directors may from time to time determine, based on criteria that it deems appropriate at such time but which it has not yet been established. The employment agreement requires Mr. Herrick to devote substantially all of his business time to the Company's business and affairs. The employment agreement contains a provision prohibiting Mr. Herrick from, on his own behalf or on behalf of any other person, persons, firms, partnership, corporation or company, engaging or participating in any activities which are in direct conflict with the interests of the Company; and from soliciting or attempting to solicit the business or patronage of any person, firm, corporation, company or partnership which had previously been a customer of the Company, for the purpose of selling products and services similar to those provided by the Company during the term of the employment agreement and for a period of two years thereafter. There can be no assurance, however, that a court will not enforce such provision or only partially enforce such provision. The employment agreement also provides that if Mr. Herrick's employment is terminated under certain circumstances, including as a result of a change in control, Mr. Herrick will be entitled to receive severance pay equal to the greater of $375,000 or three times the total compensation received by Mr. Herrick from the Company during the twelve months prior to the date of termination.

     In May 1997, the Company entered into an employment agreement (the "May Employment Agreement") with Jesse Faber which provides for an annual base compensation of approximately $121,000 and a bonus of $40,000, payable $10,000 on the first day of July, August, September and October 1997, provided Mr. Faber is employed by the Company on each such date. The May Employment Agreement expires on October 31, 1997. In September 1997, the Company entered into a one-year employment agreement with Mr. Faber, to be effective upon the expiration of the May Employment Agreement which provides for an annual base compensation of $140,000 and a bonus of $35,000, provided that he is employed by the Company on October 31, 1998. The Company has granted to Mr. Faber options to purchase 50,000 shares of Common Stock at an exercise price equal to 110% of the initial public offering price of the Common Stock. See "-- 1997 Stock Option Plan."

     The Company has entered into a three-year employment agreement effective as of the date of this Prospectus, with Howard Herrick which provides for an annual base compensation of $125,000 and such increases and bonuses as the Board of Directors may from time to time determine, based on criteria that it deems appropriate at such time but which it has not yet been established. The employment agreement requires Mr. Herrick to devote substantially all of his business time to the Company's business and affairs. The employment agreement contains a provision prohibiting Mr. Herrick from, on his own behalf or on behalf of any other person, persons, firms, partnership, corporation or company, engaging or participating in any activities which are in direct conflict with the interests of the Company; and from soliciting or attempting to solicit the business or patronage of any person, firm, corporation, company or partnership which had previously been a customer of the Company, for the purpose of selling products and services similar to those provided by the Company during the term of the employment agreement and for a period of two years thereafter. There can be no assurance, however, that a court will not enforce such provision or only partially enforce such provision. The employment agreement also provides that if Mr. Herrick's employment is terminated under certain circumstances, including as a result of a change in control, Mr. Herrick will be entitled to receive severance pay equal to the greater of $375,000 or three times the total compensation received by the executive from the Company during the twelve months prior to the date of termination.


1997 Stock Option Plan

     In June 1997, the Company's shareholders approved a stock option plan (the "Option Plan") pursuant to which 750,000 shares of Common Stock have been reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code") or (ii) nonqualified options. ISOs may be granted under the Option Plan to officers and employees of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

     The purpose of the Option Plan is to encourage stock ownership by certain directors, officers and employees of the Company and other persons instrumental to the success of the Company. The Option Plan is intended to qualify under Rule 16b-3 under the Securities Exchange Act of 1934. The Board of Directors, within the limitations of the Option Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the option purchase price per share and the manner of exercise, and the time, manner and form of payment upon exercise of an option.

     ISOs granted under the Option Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any related corporation) may not exceed $100,000. Options granted under the Option Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). All options granted under the Option Plan are not transferable during an optionee's lifetime (unless otherwise provided in the option agreement) but are transferable at death by will or by the laws of descent and distribution. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate 90 days following termination of employment.

     In September 1997, the Company granted to Mr. Faber options to purchase 50,000 shares of Common Stock at an exercise price equal to 110% of the initial public offering price of the Common Stock. Such options shall vest as to one-fifth of the shares covered thereby annually over a five-year period commencing on October 31, 1998, provided, however, that such options shall terminate and be cancelled if Mr. Faber is no longer employed by the Company prior to the date on which such options vest. Such options shall be exercisable for a period of five years commencing immediately upon vesting, provided, however, if Mr. Faber is no longer employed by the Company, such options shall expire on the earlier of the date Mr. Faber is no longer employed by the Company (or up to one year thereafter under certain circumstances) or five years following the date on which such options vest.


Exculpatory Provisions and Indemnification Matters

     The Company's Articles of Incorporation and By-Laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Florida Act. The Florida Act provides that no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except for liability for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) any unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of the Florida Act, (iii) any transaction from which the director received an improper personal benefit or (iv) a violation of a criminal law.

     lnsofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information, immediately prior to the consummation of this Offering and as adjusted to reflect the sale by the Company of the 2,300,000 Shares offered hereby (based on information obtained from the persons named below), relating to the beneficial ownership of shares of Common Stock by: (i) each person or entity who is known by the Company to own beneficially 5% or more of the outstanding Common Stock, (ii) each of the Company's directors and (iii) all directors and executive officers of the Company as a group.



                                                                       Percentage of Shares
                                                                      Beneficially Owned(2)
                                                                      ----------------------
Name and Address of Beneficial                 Number of Shares         Before       After
Owners(1)                                    Beneficially Owned(2)     Offering     Offering
-----------------------------------------   ----------------------    ----------   ---------
Norton Herrick   ........................       3,691,100(3)             95.8%       60.0%
Howard Herrick   ........................       3,691,100(4)             95.8        60.0
Michael Herrick  ........................         488,460(5)             12.7         7.9
Jesse Faber   ...........................               0(6)                0           0
Roy Abrams    ...........................               0                   0           0
George Farley ...........................               0                   0           0
All directors and executive officers as a
 group (7 persons)  .....................       3,691,100(3)             95.8%       60.0%
                                                   (4)(5)(6)

------------
(1) The address for each named individual or group is in care of Audio Book Club, Inc., 2295 Corporate Blvd., Suite 222, Boca Raton, Florida 33431.

(2) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this Prospectus have been exercised and converted. Assumes 3,853,920 shares of Common Stock outstanding prior to this Offering (including the 597,520 shares to be issued immediately prior to the consummation of this Offering upon conversion of $5,975,200 of indebtedness) and a base of approximately 6,153,920 shares of Common Stock outstanding immediately after this Offering, before any consideration is given to other outstanding options. See "Description of Securities."

(3) Represents (i) 2,714,180 shares held by N. Herrick Irrevocable ABC Trust of which Norton Herrick is the sole beneficiary and Howard Herrick is the sole trustee (the "N. Herrick Trust"), (ii) 488,460 shares of Common Stock held by Howard Herrick and (iii) 488,460 shares of Common Stock held by M.E. Herrick Irrevocable Trust, of which Michael Herrick is the sole beneficiary and Howard Herrick is the sole trustee (the "M.E.H. Trust"). The N. Herrick Trust agreement provides that Howard Herrick shall have sole voting and dispositive power over the shares held by the trust.
    Howard Herrick has irrevocably granted to Norton Herrick sole dispositive power with respect to the shares of Common Stock held by Howard Herrick on his own behalf and on behalf of the M.E.H. Trust.

(4) Includes the shares of Common Stock referred to in footnote 3(i) above and footnote (5) below.

(5) Represents shares held by the M.E.H. Trust. The M.E.H. Trust agreement provides that Howard Herrick shall have sole voting and dispositive power over the shares held by the M.E.H. Trust and Howard Herrick has granted to Norton Herrick sole dispositive power over the shares held by the M.E.H. Trust.

(6) Does not include options to purchase 50,000 shares of Common Stock which vest at various times commencing October 31, 1998.

                             CERTAIN TRANSACTIONS

     As of January 1, 1995, the Company entered into a sublease agreement with H.H. Realty Investors, Inc., a company wholly-owned by Michael Herrick, Chief Operating Officer, Vice Chairman of the Board and a director of the Company, Howard Herrick, Executive Vice President and a director of the Company, and Evan Herrick, a son of Norton Herrick and brother of Michael Herrick and Howard Herrick. Pursuant to the agreement, the Company subleases 1,550 square feet of space in Morristown, New Jersey at an annual rent of $24,000. H.H. Realty Investors, Inc. leases such property from an independent third party. Additionally, The Herrick Company, Inc., a company wholly-owned by Norton Herrick, Chairman of the Board, Chief Executive Officer and a principal shareholder of the Company, guaranteed the Company's obligations under the Company's lease for its Florida office.

     On November 17, 1995, Norton Herrick entered into a loan agreement pursuant to which Norton Herrick agreed to loan the Company up to $8,000,000, including the $5,380,000 aggregate amount of loans made to the Company by Norton Herrick as of such date. The loan agreement was subsequently amended to increase permitted borrowings by the Company of up to $13,000,000 and Norton Herrick subsequently assigned his rights under the loan agreement to N. Herrick Irrevocable ABC Trust, of which Norton Herrick is the sole beneficiary and Howard Herrick is the sole trustee (the "N. Herrick Trust"). Borrowings under the loan agreement are non-interest bearing and are permitted by the Company until the earlier of June 30, 1998 or the date of this Prospectus, and, as described below, will be converted into equity upon the consummation of this Offering. To date, Norton Herrick, directly and through the N. Herrick Trust, has loaned the Company an aggregate of $11,975,200, including $4,105,000, $5,575,200 and $595,000 during the years ended December 31, 1995 and 1996 and six months ended June 30, 1997, respectively. In May 1997, the Company used the proceeds from the $6,000,000 loan from Bank of America National Trust and Savings Association (the "Bank") to repay a portion of the outstanding indebtedness under the loan agreement with the N. Herrick Trust. The shares of Common Stock held by the N. Herrick Trust were pledged to the Bank as security for the $6,000,000 loan. In the event the Company fails to repay the loans at maturity, the personal guarantee of Norton Herrick to the Bank will become effective. The Company intends to use a portion of the proceeds of the Offering to repay the $9,000,000 aggregate principal amount of loans from the Bank, plus accrued interest thereon.

     Immediately prior to the consummation of this Offering, the N. Herrick Trust is converting the outstanding $5,975,200 of indebtedness owed to it under the loan agreement into 597,520 shares of Common Stock at a price per share equal to the initial offering price of the Common Stock.

     In August 1996, Norton Herrick personally guaranteed an irrevocable standby letter of credit in the amount of $50,000 issued by the Bank on behalf of the Company to a vendor of the Company.

     On May 12, 1997, Howard Herrick entered into a consolidation and restatement of loan agreements with the Company relating to the aggregate $400,000 loaned to the Company by Howard Herrick (consisting of a $50,000 loan made in June 1994 and a $350,000 loan made in February 1997). Such borrowings, did not bear interest through July 31, 1997 and, thereafter, bore interest at an annual rate equal to the greater of 10% or the prime rate charged by Citibank, N.A. of New York ("Citibank"). This loan, together with accrued interest, was repaid in September 1997.

     On May 12, 1997, the M.E. Herrick Irrevocable Trust (the "M.E.H. Trust"), of which Michael Herrick is the sole beneficiary and Howard Herrick is the sole trustee, entered into a loan agreement with the Company relating to the aggregate $400,000 loaned to the Company by the M.E.H. Trust (consisting of a $50,000 loan made in June 1994 and a $350,000 loan made in May 1997). Such borrowings did not bear interest through July 31, 1997 and, thereafter, bore interest at an annual rate equal to the greater of 10% or the prime rate charged by Citibank. This loan, together with accrued interest, was repaid in September 1997.

     Companies wholly-owned by Norton Herrick have in the past provided certain accounting, administrative and general office services to, and obtained insurance coverage for, the Company at cost since the Company's inception, and the Company paid to such entities for such services, in the aggregate, $115,839, $38,928 and $43,505, during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively. The Company anticipates obtaining similar services from time to time from companies affiliated with Norton Herrick for which it will reimburse such companies' cost to provide such services to the Company.

     During 1997, Abrams Direct Marketing ("ADM"), a company wholly-owned by Roy Abrams, a director designee of the Company, provided independent marketing consulting services to the Company and has been paid approximately $25,500 by the Company for such services. In June 1997, the Company entered into a consulting agreement with ADM pursuant to which ADM assists the Company in connection with marketing activities, including designing, implementing and reviewing the results of direct marketing campaigns and selecting direct marketing lists, on an as-needed basis at the rate of $250 per hour.

     The Company's policy with respect to transactions between the Company and its officers, directors 5% or greater shareholders is that each such future transaction (other than in accordance with existing agreements described in this Prospectus) will be on terms no less favorable than could be obtained from independent third parties. Notwithstanding the foregoing, companies affiliated with Norton Herrick may continue to provide certain accounting, administrative and general office services to, and obtain insurance coverage for, the Company at cost.

                           DESCRIPTION OF SECURITIES


Capital Stock

     General

     The Company is authorized to issue 25,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value. As of the date of this Prospectus, there are 3,256,400 shares of Common Stock outstanding, which are held of record by four shareholders. Immediately prior to the consummation of this Offering, there will be approximately 3,853,920 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

     Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors, and, subject to preferences that may be applicable to any Preferred Stock outstanding at the time, are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive all assets available for distribution to the shareholders, subject to any preferential rights of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the right of the holders of any shares of Preferred Stock which the Company may designate in the future.

     Preferred Stock

     Authorized but undesignated shares of Preferred Stock may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, prevent or substantially delay a change of control, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.


Transfer Agent

     The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.


Reports to Shareholders

     The Company intends to file a registration statement with the Securities and Exchange Commission to register its Common Stock and Warrants under the provisions of Section 12(b) of the Exchange Act prior to the date of this Prospectus and has agreed with the Underwriters that it will use its best efforts to continue to maintain such registration. Such registration will require the Company to comply with periodic reporting, proxy solicitation and certain other requirements of the Exchange Act.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of this Offering, the Company will have 6,153,920 shares of Common Stock outstanding. All 2,300,000 of the Shares being offered hereby will be immediately tradeable without restriction or further registration under the Securities Act. The remaining 3,853,920 shares of Common Stock outstanding are deemed to be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were acquired by the shareholders of the Company in transactions not involving a public offering, and, as such, may only be sold pursuant to a registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144, or pursuant to another exemption under the Securities Act. Of the 3,853,920 restricted shares of Common Stock, 3,093,580 shares will become eligible for sale under Rule 144, subject to the volume limitations prescribed by the Rule and the contractual restrictions described below commencing 90 days following the date of this Prospectus.


     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated with an affiliate), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on the Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.


     All of the Company's current officers, directors and security holders have agreed with the Representative not to sell or otherwise dispose of any securities of the Company for a period of 13 months from the date of this Prospectus without the Representative's prior written consent. The Company has granted certain demand and "piggy-back" registration rights to the Representative with respect to the shares of Common stock issuable upon exercise of the Representatives' Warrants.


     Prior to this Offering, there has been no market for the Common Stock and no prediction can be made as to the effect, if any, that public sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability in the future to raise additional capital through the sale of its equity securities.

                                 UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom L.H. Friend, Weinress, Frankson & Presson, Inc. acting as representative (the "Representative"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, between the Company and the Representative (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters on a firm commitment basis, the respective number of shares of Common stock set forth opposite their name below.



                                                           Number of Shares
Underwriter                                                of Common Stock
-----------                                               -----------------
L.H. Friend, Weinress, Frankson & Presson, Inc.  ......       1,095,000
Allen & Company Incorporated   ........................          90,000
Cruttenden Roth Incorporated   ........................          90,000
H.D. Brous & Co., Inc.   ..............................          90,000
J.W. Charles Securities, Inc.  ........................          90,000
Pauli & Company, Inc. .................................          90,000
Van Kasper & Company  .................................          90,000
National Securities Corporation   .....................          65,000
Cohig & Associates, Inc. ..............................          50,000
Commonwealth Associates  ..............................          50,000
First Colonial Securities Group, Inc.   ...............          50,000
First Equity Corporation of Florida  ..................          50,000
First Southwest Company  ..............................          50,000
Frederick & Company, Inc.   ...........................          50,000
Joseph Charles & Associates, Inc. .....................          50,000
Laidlaw Securities, Inc. ..............................          50,000
Morgan Fuller Capital Group, LLC  .....................          50,000
Nutmeg Securities, Ltd.  ..............................          50,000
Smith, Moore & Co. ....................................          50,000
Starr Securities, Inc.   ..............................          50,000
                                                              ----------
   Total  .............................................       2,300,000
                                                              ==========

     The Underwriters are committed to purchase all of the Common Stock offered hereby, if any of the Common Stock is purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to conditions precedent specified therein.

     The Company has been advised by the Representative that it proposes initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such prices less concessions not in excess of $.44 per share of Common Stock. Such dealers may re-allow a concession not in excess of $.10 per share of Common Stock to certain other dealers. After the initial public offering, the public offering prices, concession and reallowance may be changed by the Representative.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make. The Company has agreed to pay the Representative underwriting discounts and commissions of 8% of the gross proceeds from the sale of the Common Stock offered hereby and a nonaccountable expense allowance of 2.75% of the gross proceeds from the sale of the Common Stock offered hereby, of which $50,000 has been paid as of the date of this Prospectus. A finder's fee of $60,000 will be paid out of such nonaccountable expense allowance to the indivdual who introduced the Company to the Representative. In addition, the Company has paid $50,000 of expenses incurred in connection with due diligence and informational meetings with potential investors.

     The Selling Shareholder and the Company have granted to the Underwriters an over-allotment option, exercisable within 45 days of the date of this Prospectus, to purchase up to 110,000 and 235,000 additional shares of Common Stock, respectively, at the initial public offering price per share, less underwriting discounts and commissions (the "Over-Allotment Option"). The first shares to be issued in connection with the exercise of all or a portion of the Over-Allotment Option will be purchased by the Underwriters from the Selling Shareholder.

To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of shares of Common Stock as the percentage it was obligated to purchase pursuant to the Underwriting Agreement. Such option may be exercised only for the purpose of covering over-allotments, if any, incurred in the sale of the Common Stock offered hereby.


     In connection with this Offering, the Company has agreed to sell to the Representative and its designees, for nominal consideration, warrants to purchase from the Company up to 230,000 shares of Common Stock (the "Representative's Warrants"). The Representative's Warrants are exercisable at a price of $16.50 per share (165% of the initial public offering price per share) for a period of five years commencing on the effectiveness of this Offering. However, the Representative's Warrants may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this Prospectus, except to officers of the Representative. The Representative's Warrants provide for adjustments in the number of shares of Common Stock issuable upon the exercise thereof and in the exercise price of the Representative's Warrants as a result of certain events, including subdivisions and combinations of the shares of Common Stock. The Representative's Warrants grant to the holders thereof certain rights of registration for the Common Stock issuable upon exercise of the Representative's Warrants.


     All of the officers, directors and security holders of the Company as of the date of this Prospectus, have agreed not to, directly or indirectly, offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any equity securities of the Company for a period of thirteen months following the effective date of the Registration Statement without the prior written consent of the Representative, except for the Common Stock issued pursuant to the Over-Allotment Option. An appropriate legend shall be marked on the reverse of the certificates representing all such securities. The Company has agreed not to, without the prior written consent of the Representative, offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any equity securities for a period of thirteen months following the effective date of the Registration Statement, except for options under the Option Plan which have an exercise price no less than the market price of the Common Stock on the date of grant.


     The Company has agreed that, for a period of three years from the date of this Prospectus, if so requested by the Representative, to nominate and use its best efforts to elect a designee (reasonably acceptable to the Company) of the Representative as a director of the Company, or, at the Representative's option, as a non-voting advisor to the Company's Board of Directors. Such person shall be entitled to attend all such meetings and to receive all notices and other correspondence and communications sent by the Company to members of its Board of Directors. The Company's officers, directors and shareholders have agreed to vote their shares of Common Stock in favor of such designee. The Representative has not yet exercised its right to designate such a person. The Company has agreed to reimburse the designee of the Representative for such designee's out-of-pocket expenses incurred in connection with such designee's attendance of meetings of the Board of Directors.


     Prior to this Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiation between the Company and the Representative and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value. The factors considered in such negotiations, in addition to prevailing market conditions, included the history of and prospects for the industries in which the Company competes, an assessment of the Company's management and the prospects of the Company, the Company's capital structure, the market for initial public offerings and certain other factors as were deemed relevant.


     The Underwriters will not make sales of the securities offered hereby to discretionary accounts.


     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Com-pany's Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which, such persons may bid for or purchase Common Stock of the Company for the purpose of stabilizing its market price. The Underwriters also may create a short position of the account of the Underwriters by selling more of the Common Stock in connection with the Offering then they are committed to purchase from the Company, and in such case may purchase Common Stock of the Company in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Over-Allotment Option. In addition, the Representative, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to the shares of Common Stock that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may stabilize or maintain the price of the Common Stock of the Company at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The foregoing is a summary of the agreements described above and does not purport to be complete. Reference is made to copies of each such agreement which are filed as exhibits to the Registration Statement. See "Additional Information."

     Since its inception in 1984, the Representative has been engaged generally in the securities underwriting and brokerage business. The Representative has acted as co-managing underwriter in over fifty public offerings, but has not served as the sole managing underwriter of a public offering. The senior officers and managing directors of the Representative, however, each have a minimum of fifteen years of experience in the investment banking industry. The senior officer of the Representative overseeing this Offering has served as the lead investment banker for more than one hundred registered public offerings over the last twenty five years.


                                 LEGAL MATTERS

     The legality of the securities offered by this Prospectus has been passed upon for the Company by Atlas, Pearlman, Trop & Borkson, P.A., Ft. Lauderdale, Florida. Certain legal matters with respect to this Offering have been passed upon by Tenzer Greenblatt LLP, New York, New York. Camhy Karlinsky & Stein LLP, New York, New York, has acted as counsel to the Underwriters in connection with this Offering.


                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and for each of the years in the two year period ended December 31, 1996 have been included herein and in the Registration Statement of which this Prospectus is a part, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended June 30, 1996 and 1997, included herein, KPMG Peat Marwick LLP have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report for the six months ended June 30, 1996 and 1997 included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. KPMG Peat Marwick LLP are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by KPMG Peat Marwick LLP within the meaning of Sections 7 and 11 of the Securities Act.


                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 (the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus, filed as a part of such Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, certain parts of which are omitted in accordance with the rules and regulation of the Commission. For further information with respect to the Company and this Offering, reference is made to the Registration Statement, including the exhibits filed therewith, which may be inspected without charge at the Office of the Commission, 450 Fifth Street, N.W.,

Washington D.C. 20549; and at the following regional offices: Midwest Regional Office, Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511, and the Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement, each statement is qualified in all respects by reference to the applicable document filed with the Commission. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

                             AUDIO BOOK CLUB, INC.

                         Index to Financial Statements



                                                                               Page
                                                                             ---------
       Independent Auditors' Report   ....................................      F-2

       Independent Accountants' Review Report  ...........................      F-3

       Balance Sheets as of December 31, 1996 (audited) and June 30, 1997
        (unaudited)    ...................................................      F-4

       Statements of Operations for the years ended December 31, 1995 and
        1996 (audited) and for the six months ended June 30, 1996 and 1997
        (unaudited)    ...................................................      F-5

       Statements of Stockholders' Deficiency for the years ended December
        31, 1995 and 1996 (audited) and for the six months ended June 30,
        1997 (unaudited)  ................................................      F-6

       Statements of Cash Flows for the years ended December 31, 1995 and
        1996 (audited) and for the six months ended June 30, 1996 and 1997
        (unaudited)    ...................................................      F-7

       Notes to Financial Statements  ....................................    F-8-F-12

                         Independent Auditors' Report



The Board of Directors
Audio Book Club, Inc.:


We have audited the accompanying balance sheet of Audio Book Club, Inc. as of December 31, 1996, and the related statements of operations, stockholders' deficiency and cash flows for each of the years in the two-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Audio Book Club, Inc. as of December 31, 1996, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                KPMG Peat Marwick LLP




New York, New York
March 7, 1997, except as to note 11(a), which is as of July 16, 1997, and notes 11(b), (c) and (d) which are as of September 16, 1997

                    Independent Accountants' Review Report



The Board of Directors
Audio Book Club, Inc.:


We have reviewed the accompanying balance sheet of Audio Book Club, Inc. as of June 30, 1997, and the related statements of operations for the six month period ended June 30, 1996 and 1997, statement of stockholders' deficiency for the six month period ended June 30, 1997, and statements of cash flows for the six month period ended June 30, 1996 and 1997, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Audio Book Club, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

                                                KPMG Peat Marwick LLP




New York, New York
July 16, 1997, except for notes 11(b), (c) and (d) which are as of September 16, 1997

                             AUDIO BOOK CLUB, INC.

                                Balance Sheets

                        December 31, 1996 (audited) and
                  June 30, 1997 (unaudited - see accompanying
                    review report of KPMG Peat Marwick LLP)



                                                                         December 31,         June 30,
                                                                             1996               1997
                               Assets                                   ---------------   ----------------
                                                                                            (unaudited)
Current assets:
   Cash  ............................................................   $      92,856           114,855
   Accounts receivable, net of allowances for sales returns and
    doubtful accounts of $831,669 and $643,718, respectively   ......         595,630         1,793,986
   Due from related party (note 4)  .................................          20,000                --
   Inventory   ......................................................         836,660         1,096,263
   Royalty advances  ................................................         235,440           259,215
                                                                        -------------      ------------
      Total current assets    .......................................       1,780,586         3,264,319
Fixed assets, at cost, net of accumulated depreciation of $8,214 and
 $11,225, respectively  .............................................          19,503            22,619
Deferred offering costs (note 3)    .................................              --            85,000
Prepaid loan costs, net    ..........................................              --             8,333
                                                                        -------------      ------------
                                                                        $   1,800,089         3,380,271
                                                                        =============      ============
                   Liabilities and Stockholders' Deficiency
Current liabilities:
   Accounts payable  ................................................       1,517,796         2,740,175
   Accrued expenses  ................................................         123,645           107,500
   Bank debt (note 6)   .............................................              --         6,000,000
                                                                        -------------      ------------
      Total current liabilities  ....................................       1,641,441         8,847,675
Notes payable - related parties (note 5)  ...........................      11,480,200         6,775,200
                                                                        -------------      ------------
      Total liabilities    ..........................................      13,121,641        15,622,875
                                                                        -------------      ------------
Commitments and contingencies (notes 7, 9, 10 and 11)
Stockholders' deficiency (notes 2 and 5):
   Common stock; no par value. Authorized 10,000 shares; 200
    shares issued and outstanding   .................................             200               200
   Contributed capital  .............................................         231,325           478,151
   Accumulated deficit  .............................................     (11,553,077)      (12,720,955)
                                                                        -------------      ------------
      Total stockholders' deficiency   ..............................     (11,321,552)      (12,242,604)
                                                                        -------------      ------------
                                                                        $   1,800,089         3,380,271
                                                                        =============      ============

                See accompanying notes to financial statements.

                             AUDIO BOOK CLUB, INC.

                           Statements of Operations

           Years ended December 31, 1995 and 1996 (audited) and for the six months ended June 30, 1996 and 1997 (unaudited -- see accompanying review report of KPMG Peat Marwick LLP)



                                                                Years ended                         Six months
                                                               December 31,                       ended June 30,
                                                    -----------------------------------   -------------------------------
                                                          1995               1996              1996             1997
                                                    -----------------   ---------------   ---------------   -------------
                                                                                                    (unaudited)
Sales  ..........................................    $   3,406,395         8,343,304         4,224,659       6,499,331
Returns, discounts and allowances    ............          770,980         2,743,221           965,201       1,409,289
                                                     -------------       -----------       -----------      -----------
      Sales, net   ..............................        2,635,415         5,600,083         3,259,458       5,090,042
Cost of sales   .................................        2,145,898         4,327,344         2,328,224       2,810,548
                                                     -------------       -----------       -----------      -----------
      Gross profit    ...........................          489,517         1,272,739           931,234       2,279,494
Expenses:
   Advertising and promotion (for acquisi-
    tion and retention of members)                       2,670,650         5,469,761         2,486,834       2,249,737
   General and administrative  ..................        1,094,973         1,948,821           801,400         725,777
   Professional fees  ...........................          113,997            99,093            79,484         152,535
   Depreciation and amortization  ...............            2,333             5,193             2,041           4,678
                                                     -------------       -----------       -----------      -----------
      Operating loss  ...........................       (3,392,436)       (6,250,129)       (2,438,525)       (853,233)
Interest expense, net of interest income of
 $4,380 and $7,638 at December 31, 1995
 and 1996, respectively, and $195 and $1,514
 at June 30, 1996 and 1997, respectively   ......            3,947           211,140            56,994         314,645
                                                     -------------       -----------       -----------      -----------
      Net loss  .................................    $  (3,396,383)       (6,461,269)       (2,495,519)     (1,167,878)
                                                     =============       ===========       ===========      ===========
Net loss per share of common stock   ............    $     (16,982)          (32,306)          (12,478)         (5,839)
                                                     =============       ===========       ===========      ===========

                See accompanying notes to financial statements.

                             AUDIO BOOK CLUB, INC.

                    Statements of Stockholders' Deficiency

           Years ended December 31, 1995 and 1996 (audited) and for
               the six months ended June 30, 1997 (unaudited --
           see accompanying review report of KPMG Peat Marwick LLP)



                                                   Common                          Accumu-
                                                  stock; no     Contributed         lated
                                                  par value       capital          deficit            Total
                                                 -----------   -------------   ---------------   ---------------
Balance at January 1, 1995  ..................      $ 200           4,220         (1,695,425)       (1,691,005)
   Imputed interest on notes payable --
    related parties (note 5)   ...............         --           8,327                 --             8,327
   Net loss  .................................         --              --         (3,396,383)       (3,396,383)
                                                    ------        --------      ------------      ------------
Balance at December 31, 1995   ...............        200          12,547         (5,091,808)       (5,079,061)
   Imputed interest on notes payable --
    related parties (note 5)   ...............         --         218,778                 --           218,778
   Net loss  .................................         --              --         (6,461,269)       (6,461,269)
                                                    ------        --------      ------------      ------------
Balance at December 31, 1996   ...............        200         231,325        (11,553,077)      (11,321,552)
   Imputed interest on notes payable - related
    parties (note 5) (unaudited)  ............         --         246,826                 --           246,826
   Net loss for the six months ended June 30,
    1997 (unaudited)  ........................         --              --         (1,167,878)       (1,167,878)
                                                    ------        --------      ------------      ------------
Balance at June 30, 1997 (unaudited)    ......      $ 200         478,151        (12,720,955)      (12,242,604)
                                                    ======        ========      ============      ============

                See accompanying notes to financial statements.

                             AUDIO BOOK CLUB, INC.

                           Statements of Cash Flows

           Years ended December 31, 1995 and 1996 (audited) and for the six months ended June 30, 1996 and 1997 (unaudited -- see accompanying review report of KPMG Peat Marwick LLP)





                                                                          Years ended                       Six months
                                                                          December 31,                    ended June 30,
                                                                --------------------------------  ------------------------------
                                                                      1995             1996           1996            1997
                                                                -----------------  -------------  -------------  ---------------
                                                                                                           (unaudited)
Cash flows from operating activities:
 Net loss  ...................................................   $  (3,396,383)    (6,461,269)    (2,495,519)      (1,167,878)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization ..............................           2,333          5,193          2,041            4,678
  Imputed interest on notes payable - related parties   ......           8,327        218,778         57,189          246,826
  Changes in asset and liability accounts:
   (Increase) decrease in accounts receivable, net   .........        (567,150)         6,418       (613,044)      (1,198,356)
   Decrease in due from related party    .....................              --             --             --           20,000
   (Increase) decrease in inventory   ........................        (200,654)      (383,689)        48,844         (259,603)
   (Increase) decrease in prepaid advertising  ...............         (63,341)        63,341         63,341               --
   Decrease (increase) in royalty advances  ..................           6,885       (235,440)       (98,295)         (23,775)
   Increase in accounts payable and accrued expenses                   225,429      1,170,410        162,077        1,206,234
   Decrease in due to related parties, net  ..................         (83,300)            --             --               --
                                                                 -------------     -----------    -----------     -----------
   Net cash used in operating activities    ..................      (4,067,854)    (5,616,258)    (2,873,366)      (1,171,874)
                                                                 -------------     -----------    -----------     -----------
Cash flows from investing activities:
  Acquisition of fixed assets   ..............................         (13,774)        (7,063)        (9,563)          (6,127)
                                                                 -------------     -----------    -----------     -----------
Cash flows from financing activities:
  Proceeds from issuance of notes payable - related
   parties    ................................................       4,105,000      5,575,200      2,830,000        1,295,000
  Repayment of notes payable - related parties    ............              --             --             --       (6,000,000)
  Proceeds from issuance of bank debt    .....................              --             --             --        6,000,000
  Prepaid loan costs   .......................................              --             --             --          (10,000)
  Deferred offering costs    .................................              --             --             --          (85,000)
                                                                 -------------     -----------    -----------     -----------
   Net cash provided by financing activities   ...............       4,105,000      5,575,200      2,830,000        1,200,000
                                                                 -------------     -----------    -----------     -----------
Net increase (decrease) in cash    ...........................          23,372        (48,121)       (52,929)          21,999
Cash at beginning of period  .................................         117,605        140,977        140,977           92,856
                                                                 -------------     -----------    -----------     -----------
Cash at end of period  .......................................   $     140,977         92,856         88,048          114,855
                                                                 =============     ===========    ===========     ===========

                See accompanying notes to financial statements.

                             AUDIO BOOK CLUB, INC.

                         Notes to Financial Statements

                        December 31, 1996 (audited) and
                  June 30, 1997 (unaudited - see accompanying
                    review report of KPMG Peat Marwick LLP)


(1) Organization


     Audio Book Club, Inc. (the "Company"), a Florida corporation, was formed on August 16, 1993. The Company is a negative option membership club engaged principally in mail order sales of audiocassettes.


(2) Liquidity and Capital Resources


     The Company has incurred a loss for the six months ended June 30, 1997, for each of the years in the three year period ended December 31, 1996, and for the period from August 16, 1993 (date of inception) to December 31, 1993. Management has continued its development efforts to increase its subscriber membership base.


     In order to fund the Company's development efforts, the stockholders of the Company have provided loans, net of repayments, to the Company of $6,775,200 as of June 30, 1997 (see note 6). Additional loans pursuant to a 1995 loan agreement, as amended, with the Chairman, Chief Executive Officer and founder in the amount of $7,024,800 are available to the Company until the earlier of the effective date of an initial public offering by the Company or June 30, 1998 (see note 5).


     Any additional growth in the Company's current subscriber base, or liabilities as they come due, to the extent that they cannot be funded by its current level of operations, is expected to come from its existing stockholders or alternative financing sources (see notes 5, 10, and 11). Accordingly, the Company's Chairman, Chief Executive Officer and founder has committed to provide additional funding necessary to fund the Company's cash requirements until the earlier of June 30, 1998 or the receipt of net proceeds by the Company of a minimum of $10,000,000 from the Company's proposed initial public offering (see note 10).


(3) Significant Accounting Policies


 Inventory


     Inventory, consisting primarily of audiocassettes held for resale, is valued at the lower of cost (weighted average cost method) or market.


 Fixed Assets


     Fixed assets, consisting primarily of furniture and computer equipment, are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of five years.


 Revenue Recognition


     Revenue is recorded upon shipment of merchandise and simultaneous billing. Allowances for future returns are based upon historical experience and evaluation of current return trends.


 Income Taxes


     The Company has elected to be taxed as a small business corporation (S corporation) under Section 1362 of the Internal Revenue Code. No provision for Federal income taxes has been made since such taxes are the obligation of the stockholders.


     Upon successful completion of the Company's contemplated offering, the Company will be unable to retain its S corporation status. Accordingly the Company will be taxed as an incorporated entity.

                             AUDIO BOOK CLUB, INC.

                        December 31, 1996 (audited) and
                  June 30, 1997 (unaudited - see accompanying
                    review report of KPMG Peat Marwick LLP)

(3) Significant Accounting Policies  -- (Continued)

 Advertising and Promotional Costs

     The Company expenses the production costs of advertising the first time the advertising takes place. Direct-response advertising consists primarily of print advertisements and mailings to individuals that include order forms for the Company's products. The capitalized costs of the direct mail advertising are amortized in the month of publication of the magazine in which it appears or the month in which the individual letters are mailed.

     Promotional costs for new and current members are expensed on the date the promotional materials are mailed.

     Advertising and promotion expense was $2,670,650 and $5,469,761 for the years ended December 31, 1995 and 1996, respectively, and $2,486,834 and $2,249,737 for the six months ended June 30, 1996 and 1997, respectively.

 Royalties

     The Company is liable for royalties to licensors based upon revenue earned from the respective licensed product. Royalties, in excess of advances, are payable based on contractual terms. Royalty advances not expected to be recovered through royalties on sales are charged to royalty expense. For the year ended December 31, 1996 and the six months ended June 30, 1997, no writedown of royalty advances was recorded.

 Use of Estimates

     Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 Fair Value of Financial Instruments

     In estimating the fair value for financial instruments, the Company has assumed that the carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of those instruments. It is not practical to estimate the fair market value of notes payable - related party due to the related party nature of the transaction.

 Reclassifications

     Certain balances in the 1995 financial statements have been reclassified to conform to the 1996 presentation.

 Deferred Offering Costs

     The Company has incurred expenses of $85,000 related to its contemplated initial public offering (see note 10), including legal and accounting fees and expenses. As of June 30, 1997, a portion of such amounts have been provided for in accounts payable and accrued expenses. Upon successful completion of the contemplated offering, the associated costs will be deducted from the net proceeds of such offering. If the contemplated offering is abandoned, these costs will be expensed.

 Interim Reporting

     The accompanying financial information as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 is unaudited and, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for any interim period are not necessarily indicative of the results for any other interim period or for an entire year.

                             AUDIO BOOK CLUB, INC.

                        December 31, 1996 (audited) and
                  June 30, 1997 (unaudited - see accompanying
                    review report of KPMG Peat Marwick LLP)

(4) Due from Related Party


     Due from related party represents the amount due from a company affiliated with the Company's Chairman, Chief Executive Officer and founder for the reimbursement of employee services in the amount of $20,000 as of December 31, 1996.


(5) Notes Payable - Related Parties


     On November 17, 1995, the Company executed a loan agreement with its Chairman, Chief Executive Officer and founder in the amount of $8,000,000, of which $5,805,000 had been granted in the form of unsecured, noninterest bearing advances as of December 31, 1995.


     On February 6, 1997, the loan agreement was amended to increase the maximum borrowing amount to $13,000,000 from $12,000,000. On May 12, 1997, the loan agreement was further amended to stipulate that the loan does not and will not bear interest, and removed all references to interest in prior documents. Additionally, the amendment stipulated that the obligation of the Chairman, Chief Executive Officer, and founder to make further advances to the Company under this loan agreement shall terminate on the earlier of the effective date of an initial public offering by the Company or June 30, 1998. However, the Company's Chairman, Chief Executive Officer and founder has committed to provide additional funding necessary to fund the Company's cash requirements until the earlier of June 30, 1998 or the receipt of net proceeds by the Company of a minimum of $10,000,000 from the Company's proposed initial public offering.


     Immediately prior to the consummation of the Company's proposed initial public offering, the Company's Chairman, Chief Executive Officer, and founder will convert the outstanding $5,975,200 of indebtedness owed to him under the loan agreement into 597,520 shares of common stock at a price per share equal to the initial offering price of the common stock.


     In June 1994, the Company received $50,000 from both the Chief Operating Officer and Executive Vice President for a total of $100,000, in exchange for the Company issuing two notes payable of $50,000 each.


     In February 1997, the Company's Executive Vice President loaned the Company an additional $350,000 pursuant to a loan agreement (the "1997 HH Loan"). On May 12, 1997, loans payable to the Company's Executive Vice President in the amounts of $50,000 and $350,000 were consolidated via a consolidated and restated loan agreement. The consolidated loan balance of $400,000 does not bear interest until August 1, 1997, after which time interest is calculated annually at the greater of 10% or the prime rate of interest. The principal and interest due on the consolidated loan is due on the earlier of 15 months from the consummation of an initial public offering by the Company or December 31, 1998. (see note 11(c))


     On May 12, 1997, the Chief Operating Officer loaned the Company $350,000 pursuant to a loan agreement (the "1997 MEH Loan"). Borrowings under the 1997 MEH Loan were consolidated via a loan agreement with the $50,000 loan balance originated in June of 1994. The consolidated loan balance of $400,000 does not bear interest until August 1, 1997, after which time interest is calculated annually at the greater of 10% or the prime rate of interest. The principal and interest due on the consolidated loan is due on the earlier of 15 months from the consummation of an initial public offering by the Company or December 31, 1998. (see note 11(c))


     In accordance with Staff Accounting Bulletin Topic 5:T, the Company has imputed an interest cost on the portion of the non-interest bearing notes payable to related parties which will not be converted to equity upon the successful completion of the Company's contemplated offering. The imputed interest rate used was based on the terms negotiated by the Company for its bank debt (see note 6) and was 8.32% and 7.77% for the years

                             AUDIO BOOK CLUB, INC.

                        December 31, 1996 (audited) and
                  June 30, 1997 (unaudited - see accompanying
                    review report of KPMG Peat Marwick LLP)

ended December 31, 1995 and 1996, respectively, and 7.79% and 7.88% for the six months ended June 30, 1996 and 1997, respectively. Interest expense imputed was $8,327 and $218,778 for the years ended December 31, 1995 and 1996, respectively, and $57,189 and $246,826 for the six months ended June 30, 1996 and 1997, respectively.


(6) Bank Debt


     On May 9, 1997, the Company borrowed $6,000,000 from a major bank, which was used to repay a portion of the outstanding notes payable to the Company's Chairman, Chief Executive Officer, and founder. The loan has a one-year term, and bears an interest rate which is 1/2% under the bank's reference rate. Interest is payable monthly. The principal will be due on May 7, 1998.


     The portion of the outstanding stock of the Company owned by the Chairman, Chief Executive Officer, and founder has been pledged as security for the loan. Additionally, in the event the Company fails to repay the loan at maturity, the personal guarantee of the Company's Chairman, Chief Executive Officer and founder will become effective.


(7) Commitments and Contingencies


 Leases - Related Parties


     Rent expense for each of the years ended December 31, 1995 and 1996 amounted to $38,000, and $19,000 for each of the six months ended June 30, 1996 and 1997. The Company sublets office space from an entity wholly-owned by officers and directors of the Company.


     Minimum annual lease commitments under noncancelable operating leases are as follows:



          Year ending
          December 31,                                      Amount
          ------------                                    ---------
              1997    .................................   $ 36,837
              1998    .................................     24,000
                                                          ---------
              Total lease commitments   ...............   $ 60,837
                                                          =========

(8) Supplemental Cash Flow Information


     No cash has been expended for interest or income taxes for the years ended December 31, 1995 and 1996.


     No cash has been expended for income taxes for the six months ended June 30, 1996 and 1997. Cash expended for interest was none and $69,333 for the six months ended June 30, 1996 and 1997, respectively.


     During the years ended December 31, 1995 and 1996 and for each of the six month periods ended June 30, 1996 and 1997, the Company had a noncash financing activity related to the recognition of imputed interest on a portion of the notes payable - related parties of $8,327, $218,778, $57,189 and $246,826, respectively.


(9) Stock Option Plan


     On June 20, 1997, the Company adopted the 1997 Stock Option Plan, pursuant to which the Company's Board of Directors may grant stock options to key employees of the Company. The Plan will terminate and any options granted will be of no force or effect if the Company does not consummate its proposed initial public offering prior to December 31, 1997. The Plan authorizes grants of options to purchase up to 750,000 shares of

                             AUDIO BOOK CLUB, INC.

                        December 31, 1996 (audited) and
                  June 30, 1997 (unaudited - see accompanying
                    review report of KPMG Peat Marwick LLP)

(9) Stock Option Plan  -- (Continued)

authorized but unissued common stock. Under the Plan, the Company may grant incentive and non-qualified stock options. The terms and conditions of options granted under the Plan may vary at the discretion of the Company's Board of Directors. In addition, shares issued pursuant to the exercise of the options may be restricted as to their transferability. (see note 11(d))

(10) Proposed Offering

     The Company is contemplating the raising of additional financing through a proposed initial public offering of 2.3 million shares of common stock. If the offering is successful, management plans to use the related proceeds for the repayment of indebtedness to the bank, membership recruitment advertising, internet web site marketing and development, and working capital and general corporate purposes. Although management believes that it will successfully obtain such capital, there can be no assurance that it will be able to do so.

(11) Subsequent Events

 (a) Leases

     On July 1, 1997, the Company entered into a new lease for office space. Minimum monthly rent under the newly executed lease is $1,167 per month through November, 1997, at which time the monthly rent increases to $1,307. The lease expires on November 30, 2000 and is subject to two extension periods of three years each. A company affiliated with the Chairman, Chief Executive Officer and founder has guaranteed the lease.

 (b) Bank Debt

     The Company obtained loans of $2,250,000 and $750,000 from a major bank in August and September 1997, respectively. The loans mature on October 31, 1998 and bear interest at 1/2% under the bank's reference rate. Interest is payable monthly beginning September 30, 1997. The proceeds are being used to pay accounts payable. In the event the Company fails to repay the loans at maturity, the personal guarantee of the Company's Chairman, Chief Executive Officer and founder will become effective.

 (c) Notes Payable -- Related Parties

     On September 15, 1997, the Company repaid the $800,000 of outstanding notes payable plus accrued interest to the Company's Chief Operating Officer and Executive Vice President.

 (d) Stock Options

     In September 1997, the Company granted to an officer options to purchase 50,000 shares of common stock at an exercise price equal to 110% of the initial public offering price per share of the Company's common stock. Such options shall vest as to one-fifth of the shares covered thereby annually over a five-year period commencing on October 31, 1998, provided, however, that such options shall terminate and be cancelled if the officer is no longer employed by the Company prior to the date on which such options vest. Such options shall be exercisable for a period of five years commencing immediately upon vesting, provided, however, if the officer is no longer employed by the Company, such options shall expire on the earlier of 30 days following the date the officer is no longer employed by the Company or five years following the date on which such options vest.

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       No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                 --------------------------------------------
                               TABLE OF CONTENTS



                                            Page
                                          ---------
Prospectus Summary   ..................       3
Risk Factors   ........................       7
Use of Proceeds   .....................      15
Dilution    ...........................      16
Dividend Policy   .....................      17
Capitalization    .....................      17
Selected Financial Data ...............      18
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations  ........................      19
Business ..............................      24
Management  ...........................      31
Principal Shareholders  ...............      36
Certain Transactions    ...............      37
Description of Securities  ............      39
Shares Eligible for Future Sale  ......      40
Underwriting   ........................      41
Legal Matters  ........................      43
Experts  ..............................      43
Additional Information  ...............      43
Index to Financial Statements .........     F-1

                 --------------------------------------------
       Until November 16, 1997, (25 days after the date of this Prospectus), all dealers effecting transactions in the shares of Common Stock offered hereby, whether or not participating in this distribution may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


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================================================================================

                                2,300,000 Shares




                                    [LOGO]



                                 Common Stock





                 --------------------------------------------
                                  PROSPECTUS
                 --------------------------------------------

                             L.H. Friend, Weinress,
                            Frankson & Presson, Inc.




                               October 22, 1997




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